
03055225



CALCIUM CHLORIDE

SODA ASH

THE GENERAL CHEMICAL GROUP INC

2002 ANNUAL REPORT



The General Chemical Group Inc. is a leading producer of soda ash and calcium chloride, serving worldwide markets. Additional information about the company is available online at www.genchem.com.

On our cover: Calcium chloride is one of the world's most versatile industrial chemicals. Used in many markets – from road maintenance to food processing – it is the de-icer preferred by highway-maintenance departments in the United States and Canada for its ability to melt ice in sub-zero temperatures. Soda ash is an essential raw material used in many products every day and everywhere, from detergents and soaps to glass bottles and paper. One of the fastest growing markets for soda ash is architectural flat glass.

Dear Investors :

Although the challenges faced by The General Chemical Group in prior years continued in 2002, our successful efforts to increase operating efficiency – combined with modestly improved soda-ash prices and lower energy costs – resulted in sharply improved operating results last year. These gains were offset, however, by the costs of shutting down our calcium-chloride production facility in Manistee, Michigan, and higher interest charges, resulting in a net loss for the year.

Based on a survey of recently negotiated contracts for the supply of soda ash, prices will decline this year due to the significant excess capacity in the industry. It should come as no surprise then that downward pressure on prices will persist until the demand for soda ash equals or exceeds available supply. Meanwhile, we continue to make cost-effective investments in our operations to strengthen our position as a low-cost producer of high-quality soda ash.

As planned, the contract to supply brine feedstock to our Manistee facility, a producer of calcium chloride, was not renewed last year. After a thorough review of all of the alternatives, we decided to close the plant. We regret that this meant eliminating the jobs of many excellent employees. Beginning this year, our production of calcium chloride was consolidated at our Amherstburg, Ontario, facility, where we have ample capacity to serve our customers' needs.

In 2002, we continued to make progress with Tangshan Sanyou (Alkali) Group Ltd. to establish a calcium-chloride manufacturing and marketing joint venture in China. General Chemical's production technology will be utilized to produce up to 100,000 tons of dry calcium chloride. The joint venture will be located at Tangshan Sanyou's synthetic soda-ash plant in Tangshan, Hebei Province, China.





We are working closely with our principal lenders and advisors to improve General Chemical's capital structure. Despite adverse economic conditions, we have sufficient liquidity to provide our customers with the same high level of service that has been a hallmark of our company for 83 years. We remain focused on maximizing cash flow, prudent capital management and strengthening our positions in our key markets.

As we look forward to better times ahead, we thank the men and women of General Chemical for their remarkable dedication and service in a very difficult period. We also thank our customers, partners and patient investors for their continuing support.



Paul M. Montrone
Chairman of the Board



John M. Kehoe
President and Chief Executive Officer

March 31, 2003

CALCIUM CHLORIDE


Basic Chemicals
for Global Markets

SODA ASH


The General Chemical Group Inc.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)
__X__

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

COMMISSION FILE NUMBER 1-13404

THE GENERAL CHEMICAL GROUP INC.
(Exact name of Registrant as specified in its charter)

Delaware State or other jurisdiction of incorporation or organization)	**02-0423437** (I.R.S. Employer Identification Number)
Liberty Lane **Hampton, New Hampshire** (Address of principal executive offices)	**03842** (Zip Code)

Registrant's telephone number, including area code: (603) 929-2606

Securities registered pursuant to Section 12(b) of the Act:
None

Securities registered pursuant to Section 12(g) of the Act:

Title of each class
Common Stock, par value $.01 per share

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes __X__ No _____

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in the definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

The aggregate market value of the voting stock held by nonaffiliates of the registrant as of March 1, 2003, was approximately $1,697,675.

The number of outstanding shares of the Registrant's Common Stock and Class B Common Stock as of March 1, 2003 was 3,203,160 and 700,639, respectively.

Documents Incorporated by Reference:

The Registrant's Proxy Statement for the Annual Meeting of Stockholders to be held on May 2, 2003 is incorporated by reference into Part III.

PART I

Item 1. *Business*

Overview and Recent Developments

The General Chemical Group Inc. (the "Company" or "General Chemical Group" or "GCG") is a leading producer of soda ash and calcium chloride in North America. The Company's soda ash is used in the manufacture of glass, sodium-based chemicals (such as baking soda), detergents, paper, textiles, food and many other familiar consumer products. The Company's calcium chloride is used primarily by highway and road maintenance organizations for dust control and roadbed stabilization during the summer and for de-icing roads and sidewalks during the winter.

The Company, whose predecessor companies date back to 1899, was organized in 1988 as a Delaware corporation. The Company's businesses were transferred in 1986 by AlliedSignal, Inc. to a predecessor of the Company, at which time new operating management was installed. On May 15, 1996, the Company completed an initial public offering of its Common Stock. The Company's common stock is listed on the Over the Counter (OTC) Bulletin Board under the symbol "GNMP".

On April 30, 1999, General Chemical Group completed the separation of its Manufacturing and Performance Products businesses from its soda ash and calcium chloride businesses through a spinoff (the "Spinoff"), which the Company effected by distributing the stock of GenTek Inc. ("GenTek"), its wholly-owned subsidiary, on a pro rata basis to its shareholders. As a result of the Spinoff, GenTek became a separate company.

The Company produces natural soda ash from trona ore, the raw material precursor of soda ash, at its Green River, Wyoming facility, where it has access to the largest and most economically recoverable trona ore deposits in the world. The Company operates its Green River facility through General Chemical (Soda Ash) Partners ("GCSAP"), a partnership with subsidiaries of ACI International Limited and TOSOH Corporation. The Company owns a 51% equity interest and is the managing partner of this partnership. ACI International Limited is a subsidiary of Owens-Illinois, Inc., one of the world's largest consumers of soda ash. TOSOH Corporation is a leading chemical company and a distributor of soda ash in Japan. The Company produces calcium chloride at its facility in Amherstburg, Ontario, Canada.

In December, 2002, as part of a restructuring of operations to reduce production costs, the Company closed its calcium chloride production facility in Manistee, Michigan and has consolidated its North American production of calcium chloride to its Amherstburg, Ontario, Canada production facility. The Company has developed brine wells at its Amherstburg and Manistee facilities to supplement its third party brine supply contract. In addition, the Company recently entered into a joint venture with Tangshan Sanyou (Alkali) Group Ltd. for the marketing and sale of calcium chloride in Asia, Europe, Africa and the Middle East. The joint venture, General Chemical Tangshan Sanyou Company Ltd., plans to construct a 100,000 ton calcium chloride production facility in China.

The Company idled approximately 500,000 tons per year of synthetic soda ash production capacity at its Amherstburg, Ontario, Canada facility in April 2001. The Company continues producing calcium chloride in Amherstburg. The capacity idled constituted approximately 15% of the Company's total soda ash production capacity, and all of the Company's synthetic soda ash production capacity. The Company idled this capacity because it required substantially more resources—principally energy and necessary capital improvements—for the Company to manufacture synthetic soda ash at Amherstburg than to manufacture natural soda ash at its production facility in Green River, Wyoming. The Company shifted production from its relatively high-cost synthetic soda ash facility in Amherstburg to its lower-cost natural soda ash facility in Green River, thereby eliminating cash operating losses incurred in operating the Amherstburg facility and reducing its exposure to fluctuations in energy prices. The Company has the flexibility to resume its Amherstburg soda ash operations if market conditions dictate. Until such time, the Company continues to serve customers of its Amherstburg soda ash facility from its facility in Green River and, where appropriate, through resale arrangements with other soda ash producers.

The Company's recent financial performance has been adversely impacted by lower soda ash prices, rising energy costs and the weaker economic environment. On March 7, 2001, the Company and its lenders entered into an amendment to the Company's senior secured credit agreement ("Senior Credit Agreement"), which provided for more flexible financial covenants for 2001 and 2002 and more restrictive covenants regarding restricted payments, investments, incurrence of indebtedness, capital expenditures, sale of assets and related matters. While the Company was in compliance with the amended financial and other covenants contained in the Senior Credit Agreement through December 31, 2002, the amendments to the financial covenants expired on that date. The Company anticipates that it will not be able to meet the financial covenants that will be calculated in respect of the Company's financial results for the quarter ending March 31, 2003, which failure will constitute an event of default under the Senior Credit Agreement. As a result of the foregoing, the Company's audit report for the fiscal year ended December 31, 2002 contains a "going concern" qualification. The inability of the Company to deliver to its senior lenders an audit report that does not contain such a qualification will itself constitute an event of default under the Company's Senior Credit Agreement.

Any event of default under the Senior Credit Agreement could have a material adverse effect on our business, results of operations and financial condition. The occurrence of an event of default under our Senior Credit Agreement would give our senior lenders the right, among other things, to declare all amounts outstanding under the Senior Credit Agreement to be immediately due and payable, together with accrued and unpaid interest. In addition, if an event of default occurs, our senior lenders would have the right to block payments of any principal or interest obligation related to our 10 5/8% Senior Subordinated Notes due 2009 ("Subordinated Notes") or the purchase or redemption of such obligations. In accordance with the Forbearance and Amendment Agreement described below, we do not intend to make the interest payment on the Subordinated Notes that will come due on May 1, 2003. On May 31, 2003, the 30 day grace period with respect to payment defaults on the Subordinated Notes will expire and the failure to make the May 1, 2003 interest payment by such date would constitute an event of default under the Subordinated Notes, following which the holders of 25% in aggregate principal amount of the Subordinated Notes may accelerate the amounts due under the related Indenture.

On March 25, 2003, we entered into a Forbearance and Amendment Agreement with the lenders under our Senior Credit Agreement, pursuant to which such lenders have agreed not to exercise any remedies for the existing defaults through July 30, 2003 to allow the Company time to pursue a restructuring of its existing indebtedness. The Company intends to negotiate a restructuring of its indebtedness with its senior lenders and representatives of the holders of the Subordinated Notes over the next several months. Such a restructuring could result in substantial dilution to the Company's existing equity holders. However, there is no assurance that the Company will be successful in reaching an agreement with its various lenders on a restructuring plan. If the lenders were to accelerate maturity of amounts due under the Senior Credit Agreement, or if the holders of the Subordinated Notes were to accelerate the amounts due under the Indenture, the Company would not have sufficient funds to repay its outstanding debt, and the Company would have to explore other strategic alternatives, including a sale of assets, obtaining alternative sources of funding or other restructuring alternatives, which would likely have a material adverse effect on the Company and its business.

The Soda Ash and Calcium Chloride Businesses

Soda Ash

Soda ash is used in the manufacture of glass, sodium-based chemicals, detergents, paper and other consumer products. It is also used in water treatment, pulp and paper and other industrial end-use applications. Approximately one-half of global soda ash demand is attributable to glass production. The glass production market is comprised of manufacturers of bottles and other containers, commercial, residential and automobile windows, mirrors, fiberglass, television tubes, lighting ware, tableware, glassware and laboratory ware.

The following table sets forth estimated global end-market soda ash consumption in 2002, by volume (1):

Glass	54%
Chemicals	21%
Detergents	11%
Water treatment and other	14%

(1) Developed from industry sources.

Management estimates the total annual world market for soda ash to be approximately 39 million tons. Management estimates that the Company accounted for approximately 6% of worldwide production in 2002. All of the soda ash produced in the United States is natural soda ash, while overseas manufacturers produce primarily synthetic soda ash. Production of natural soda ash, in which the Company specializes, requires significantly less energy and raw materials than synthetic soda ash production, and as a result is a significantly less costly process. This cost differential allows the Company and other United States producers to competitively export significant volumes of natural soda ash to international markets. Management estimates that United States producers exported 4 million tons of soda ash in 2002. The United States producers export soda ash primarily through American Natural Soda Ash Company ("ANSAC"), the export cooperative of United States producers, which enhances the United States producers' low cost position by leveraging the cooperative's global sales and marketing operations and creating distribution economies of scale.

Exports. Almost all of the soda ash produced outside the United States is synthetic soda ash, which involves significantly more energy, labor and raw materials than the natural refining process used in the United States and, as a result, its process is significantly more costly. The production cost differential between natural and synthetic soda ash is generally sufficient to offset the costs of transporting U.S. produced soda ash into export markets, allowing the U.S. producers of natural soda ash to compete in most geographic regions with local sources of synthetically produced soda ash.

The Company, along with the other five U.S. producers of natural soda ash, is a member of ANSAC, a soda ash export cooperative organized in 1984 under an exemption from U.S. antitrust laws provided under the Webb-Pommerene Act. Through this cooperative, all six U.S. producers export soda ash to all parts of the world except Canada and the members of the European Union, where U.S. producers export soda ash directly. The primary export markets served by ANSAC are Asia and Latin America and, to a lesser extent, the Middle East, Africa and Eastern Europe. Each individual member's allocation of ANSAC's volume is based on the member's total nameplate capacity, with any member's expansion phased-in over a multi-year period for allocation purposes. ANSAC is the exclusive distributor of the soda ash of its members; however, subject to certain limitations, members can distribute soda ash directly to their international affiliates for their own consumption. One of the U.S. producers, IMC Global, has announced its intention to withdraw from ANSAC effective January 1, 2004. Certain countries have from time to time limited or have considered limiting or prohibiting sales of products through export cooperatives such as ANSAC on grounds that they are anticompetitive, though the Company is not aware of any activity in this regard that would be material to its business.

Soda Ash Pricing and Capacity Utilization. The Company's principal product is soda ash, and the market price of soda ash affects the profitability of the Company more than any other factor. The market price of soda ash fluctuates and in recent years has been negatively affected by factors beyond the Company's control, such as increases in energy and transportation costs, fluctuations in the global supply of soda ash, decreases in global demand for the consumer products that require soda ash for their manufacture and the availability and price of products that can be substituted for soda ash.

Average United States soda ash prices have fallen from $83 per ton in 1996 to $69 per ton in 2002, primarily due to reduced demand and increases in production capacity, including capacity expansions by existing producers from late 1996 to late 2000 of approximately 2.4 million tons, and the entry of American Soda LLC ("American Soda") into the market in 2000.

The following chart indicates the average industry price of U.S. soda ash per ton and global capacity utilized during the period from 1992 to 2002.

Year	Average Price Per Ton(1)	U.S. Capacity Utilization(2)
1992	81	90
1993	74	88
1994	70	91
1995	74	90
1996	83	89
1997	77	91
1998	75	87
1999	69	87
2000	66	88
2001	68	88
2002	69(3)	85(3)

(1) Based on data from the U.S. Geological Survey (not adjusted for inflation), FOB production facility.

(2) Based on 95 percent of nameplate capacity as reported by industry sources.

(3) Company estimate.

Soda Ash Capacity Expansions. From 1982 until 1999, no new natural soda ash plants were built in North America. In the fourth quarter of 2000, the American Soda plant, which solution mines nahcolite reserves in Rifle, Colorado, began operation. American Soda's management has estimated that the annual capacity of their facility will be 1,000,000 tons, although in 2002 the facility produced approximately 600,000 tons. Since 1982, other than the American Soda facility, capacity expansion in the United States has taken place through expansion of existing facilities and improved operating efficiencies with such new natural soda ash capacity generally being offset by the closure of older, higher-cost synthetic soda ash plants outside the United States. Since 1982, announced synthetic soda ash plant closures have included IMC Global's 300,000 ton facility in Germany, Asahi Glass' 400,000 ton facility in Japan, SE Soda's 200,000 ton facility in Taiwan, and the idling of the Company's 500,000 ton facility in Amherstburg, Ontario, Canada.

In late 1998 OCI Wyoming L.P. ("OCI") completed an 800,000 ton expansion of its Green River facility. However, after completion of the expansion, OCI mothballed 900,000 tons of previously constructed capacity at the facility due to then current soda ash market conditions. During the fourth quarter of 1999, FMC Corporation ("FMC") announced it was reducing capacity at its Granger, Green River facility by 650,000 tons, despite the fact that it had completed a 700,000 ton expansion in 1999. In late 2000, Solvay Minerals completed a 400,000 ton expansion of its Green River facility. During the second quarter of 2001, FMC announced it was idling the remaining capacity of 650,000 tons at its Granger, Green River facility. During 2002, the Company believes OCI restarted 300,000 tons of previously mothballed capacity.

Calcium Chloride

Management estimates that annual production of calcium chloride in North America is approximately 1,200,000 tons. The primary uses for the Company's calcium chloride—road maintenance and ice removal—are seasonal and weather dependent. During the summer, the Company's calcium chloride is used in liquid form on unpaved roads for dust control and roadbed stabilization. During the winter, the Company's calcium chloride is used in flake and liquid form for ice removal. The Company primarily markets its calcium chloride to highway and road maintenance organizations, as well as other industrial and governmental users. The Company also markets a range of calcium chloride-based products for sidewalk and driveway de-icing applications through retail home improvement centers.

Competition

Soda Ash

The worldwide soda ash industry is comprised of a number of domestic and international producers, some of which produce large volumes of soda ash in multiple geographic regions. Solvay

S.A., with natural soda ash operations in the U.S. through its Solvay Minerals subsidiary, and multiple synthetic soda ash production facilities in Western and Eastern Europe, is the world's single largest producer of soda ash, with total estimated capacity of approximately 9.0 million tons. FMC's 1999 acquisition of Tg Soda Ash, Inc. increased FMC's combined total capacity to more than 4.8 million tons, of which 1.3 million tons are currently mothballed.

Given the global nature of the soda ash industry and major soda ash consumers, the Company competes with both international and North American soda ash producers. The international soda ash producers include Brunner Mond plc, Penrice Soda Ash Products Pty Ltd., Solvay S.A. and various Eastern European and Asian producers.

Soda Ash capacity outside of North America in 2002 was as follows:

Region	Capacity in Thousands of Tons(1)
Eastern Europe	7,300
Western Europe	7,500
China	8,600
Other Asian Countries	5,300
Rest of World	1,200
Total capacity outside of North America	29,900

(1) Estimated annual nameplate capacity; derived from industry sources.

North American soda ash capacity in 2002 was as follows:

Owner/Managing Partner	Location	Capacity in Thousands of Tons(1)
General Chemical Group	Wyoming	2,800(2)
FMC Corporation	Wyoming	3,550(3)
Solvay Minerals	Wyoming	3,100
OCI Wyoming L.P.	Wyoming	2,650(4)
IMC Global (5)	California	1,500
American Soda LLC	Colorado	650(6)
Total North American Capacity		14,250

(1) Estimated annual nameplate capacity; derived from industry sources.

(2) Excludes 500,000 tons of mothballed capacity in Amherstburg, Ontario, Canada.

(3) Excludes 1,300,000 tons of mothballed capacity.

(4) Excludes 600,000 tons of mothballed capacity.

(5) Currently held by IMC Global through its wholly-owned subsidiary, North American Chemical Company.

(6) Company estimate.

The soda ash industry also faces competitive pressures from the increased use of glass substitutes and recycled glass in the container industry. Competition from increased use of glass substitutes, such as plastic, and recycled glass in the container industry has had a negative effect on the demand for soda ash. Demand for soda ash in the container industry has declined from approximately 2,300,000 tons in 1987 to approximately 1,657,000 tons in 2002. Management believes that the use of plastic containers will continue to negatively impact the growth in domestic demand for soda ash.

Calcium Chloride

The Company is the largest producer of calcium chloride in Canada. The Company's major competitors are The Dow Chemical Company ("Dow Chemical"), TETRA Technologies, Inc. ("TETRA"), and various local producers in Canada and the United States. In the United States, the Company is the third largest distributor of calcium chloride behind Dow Chemical and TETRA, and in Canada the Company is the largest distributor of calcium chloride. With respect to capacity, the Company's Amherstburg facility has 450,000 tons of capacity and it is estimated that Dow Chemical also has 700,000 tons of capacity. The next largest U.S. producer is TETRA, which operates four plants with estimated total capacity of 350,000 tons.

In certain markets, calcium chloride competes with a number of substitute products. For example, in the highway ice control market, calcium chloride competes with alternative de-icers such as rock salt and magnesium chloride. As such, the Company also competes with the producers of these substitute products.

Reserves and Control of Resources

The Company mines trona ore under leases with the United States government, the State of Wyoming and the Anadarko Petroleum Corporation. The Company's trona reserves and mines are located in the Green River, Wyoming area. In the Green River basin, the Green River formation was deposited in a lake that began in the early Eocene geologic period (approximately 35 million years ago) as a large body of fresh water, shrank in size and became saline, expanded and then became fresh water again. In general, the sediments deposited during the saline phase of this lake, which included the trona deposits, are called the Wilkins Peak Member, and the overlying and underlying fresh water deposits are called the Laney Shale Member and Tipton Shale Member, respectively.

The Company's estimated proven reserves within bed No. 17, which it is currently mining, consist of approximately 160 million tons of extractable ore. At the 2002 operating rate of 2.4 million tons of soda ash per year (4.5 million tons of trona ore), there is approximately a 36-year supply within bed No. 17. For the three years ended December 31, 2002, annual production of trona ore averaged approximately 4.5 million tons. In addition, the Company's estimated recoverable reserves contain three other major mineable trona beds containing approximately 437 million tons of extractable ore. These beds, which may require significant capital to access, will provide approximately 97 years of added reserves based on current operating rates.

The Company's Amherstburg, Ontario, Canada calcium chloride operation obtains its brine requirements from brine wells in Amherstburg and Manistee and also under a third party supply contract. The Company cannot give any assurance that if its access to its brine sources are interrupted it will be able to secure alternative sources in a timely manner and on satisfactory terms, if at all. The Company's failure to do so would hinder its ability to manufacture calcium chloride at its Amherstburg facility and would have a material adverse effect on its results of operations.

General Chemical (Soda Ash) Partners

Since 1986, the Green River plant has been owned by GCSAP, a partnership of which the Company is the managing partner. The Company owns a 51 percent equity interest and ACI International Limited and TOSOH Corporation, through wholly-owned subsidiaries, respectively, own 25 percent and 24 percent of the partnership's equity interests. ACI International Limited, a major world producer of container glass and a customer of GCSAP, is a wholly-owned subsidiary of Owens-Illinois Inc., a worldwide producer of packaging materials. Management believes that Owens-Illinois and ACI International as a combined entity represents one of the largest single purchasers of soda ash with annual domestic and international requirements of approximately 2 million tons. TOSOH Corporation is a leading chemical company and distributor of soda ash in the Japanese market whose operations previously included a 300,000 ton synthetic soda ash facility in Nanyo, Japan. In 1997, TOSOH Corporation closed its synthetic soda ash facility and began purchasing soda ash through ANSAC.

The Company has been the managing partner of GCSAP since 1986, when the partnership was formed. As managing partner, the Company has had and will continue to have overall responsibility for management of the partnership, including with respect to all operational, sales, marketing and financial matters. However, certain significant actions of the partnership must be approved by a majority, or in certain instances, all of the partners. The partnership shall terminate on December 31, 2011, unless extended for an additional five years or unless the partners mutually decide to terminate it at any time prior to such date.

The partnership agreement requires the partnership to make quarterly cash distributions to each of the three partners. The partnership agreement also prohibits the partners from transferring their equity interests or withdrawing from the partnership without the consent of the other partners. The obligations of each partner are guaranteed by its parent. Pursuant to a guaranty agreement, each parent company has agreed to certain restrictions on its ability to sell the stock of its partner subsidiary. If the parent company of any partner proposes to transfer ownership of its partner subsidiary, the nontransferring parent companies may either: (1) acquire the transferred partner, or its partnership interest, pursuant to a right of first refusal; or (2) require the transferring parent company, or the proposed purchaser, to acquire the partnership interest held by their own partner subsidiaries.

If one or both of the Company's partners in GCSAP, Owens-Illinois, or TOSOH Corporation, were to seek to transfer its interest in GCSAP and the Company did not or could not exercise its right of first refusal, one or more new partners could be admitted to the partnership. Any such new partner may have business or financial objectives for GCSAP that are different from those of the Company.

Partnership with Church & Dwight

GCSAP and Church & Dwight are partners in a partnership that owns trona reserves. Church & Dwight is the leading United States and worldwide producer of sodium bicarbonate, commonly known as baking soda, sold under the Arm & Hammer® brand. The trona is mined and processed by GCSAP under a tolling agreement and all of the soda ash produced is purchased by Church & Dwight under a sales contract.

Seasonality and Backlogs

Sales of soda ash are generally not seasonal, except for sales to the glass container industry, which increase significantly in the summer due to stronger beverage demand. Sales of calcium chloride are concentrated in late spring and summer for dust control and late fall and winter for de-icing. As a result, the Company's sales are generally lowest in the first quarter and highest in the second quarter.

Due to the nature of our business, there are no significant backlogs.

Environmental Matters

The Company's mining and production operations, which have been conducted at its Green River, Manistee and Amherstburg sites for many years, are subject to numerous laws and regulations relating to the protection of human health and the environment in the U.S. and Canada. The Company has an established program to ensure that its facilities comply with environmental laws and regulations. However, as a result of its operations, the Company is involved from time to time in administrative and judicial proceedings and inquiries relating to environmental matters. In addition, modifications or changes in enforcement of existing laws and regulations or the adoption of new laws and regulations in the future, particularly with respect to environmental and safety standards, or changes in the operation of the Company's business or the discovery of additional or unknown environmental contamination, could require expenditures which might be material to the Company's results of operations or financial condition. For further discussion of the Company's efforts to comply with the environmental laws and regulations to which its operations are subject, as well as a discussion of potential liabilities known to the Company under such laws and regulations, see "Item 7—Management's Discussion and Analysis of Financial Condition and Results of Operations—Environmental Matters".

The Company, as the former parent of GenTek, may under certain circumstances be found liable for obligations of GenTek related to the use or transport of hazardous substances or environmental contamination at facilities of GenTek for periods prior to the Spinoff. On October 11, 2002 GenTek filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code. Although GenTek has agreed to indemnify and hold the Company harmless with respect to all such liabilities and to bear all of the Company's expenses for defending any claims related to these matters, the Company's results of operations or financial condition could be materially adversely affected in the event GenTek is unable or unwilling to perform its indemnification obligations.

On March 13, 2000, the Company's Canadian subsidiary received a letter from Environment Canada ("EC"). The letter informed the Company that it faces an alleged violation of the Canadian Fisheries Act, R.S.C., as amended, with respect to effluent discharges at its Amherstburg, Ontario facility. According to EC, the Company's chloride level of its effluent discharged to the Detroit River exceeded permitted levels. The idling of the Amherstburg synthetic soda ash production facility in April 2001 has improved the quality of the effluent such that it complies with the Canadian Fisheries Act requirements as of August 2001. For principally this reason, EC notified the Company on June 12, 2002 that it was closing its investigation into this matter. Because of the foregoing, the Company does not believe that any additional expenses and/or capital expenditures will be incurred in connection with this matter which would be material to the Company's results of operations and/or financial condition.

Employees/Labor Relations

As of December 31, 2002, the Company had 735 employees, 241 of whom were full-time salaried employees, 463 were full-time hourly employees and 31 were hourly employees working in nonunion facilities.

Three union contracts, covering 463 employees at the Green River, Wyoming and Amherstburg, Ontario facilities, have durations of three years and were renewed during 2002.

Set forth below is information with respect to each of the Company's executive officers and/or key employees.

John M. Kehoe, Jr., 69, is the President and Chief Executive Officer and a Director of the Company. Since June 1999, Mr. Kehoe has served as the Chairman of Wheelabrator Technologies Inc., a provider of waste management services that is part of Waste Management. Mr. Kehoe was the President and Chief Executive Officer of Wheelabrator Technologies, Inc. from January 1993 to June 1999.

DeLyle W. Bloomquist, 44, is Vice President and Chief Operating Officer of the Company. Mr. Bloomquist was from 1996 until the Spinoff the Vice President and General Manager, Industrial Chemicals of General Chemical Corporation.

David S. Graziosi, 37, is Vice President and Chief Financial Officer of the Company. Mr. Graziosi was the Director of Finance for GenTek Inc. from August 1999 to February 2000. Mr. Graziosi held several financial management positions in Sun Chemical Group B.V. from August 1996 to August 1999.

John D. Sanford, 49, is Executive Vice President of the Company. Since April 2000, Mr. Sanford has served as Vice President and Chief Financial Officer of ProcureNet, Inc., a provider of procurement and supply chain management services to United States federal government agencies. Between November 1997 and May 1999, he served as Executive Vice President and Chief Financial Officer of CDI Corporation, a leading provider of temporary and permanent staffing services. Prior to November 1997, Mr. Sanford was Senior Vice President and Chief Financial Officer of Waste Management Inc.

Item 2. ***Properties***

The Company's headquarters is located in Hampton, New Hampshire. The locations and uses of major properties of the Company are as follows:

	Location	Use
United States	Green River, Wyoming	Trona Mine and Manufacturing Facility
	Manistee, Michigan	Calcium Chloride Brine Wells
	* Hampton, New Hampshire	Headquarters
	* Parsippany, New Jersey	Offices
Canada	Amherstburg, Ontario	Manufacturing Facility
	Brooks, Ontario	Calcium Chloride Brine Fields
	Drumheller, Ontario	Calcium Chloride Brine Fields
	* Mississauga, Ontario	Offices
Philippines	* Manila, Philippines	Warehouse and Offices

* Leased

Item 3. ***Legal Proceedings***

The Company anticipates that it will not be able to meet the financial covenants under its Senior Credit Agreement that will be calculated in respect of the Company's financial results for the quarter ending March 31, 2003. The failure to comply with these covenants would be an event of default under the Senior Credit Agreement and our anticipated non-payment of the next interest payment on our Subordinated Notes would be an event of default under the Indenture for the Subordinated Notes. We have entered into a Forbearance and Amendment Agreement as of March 25, 2003 with the lenders under our Senior Credit Agreement, pursuant to which such lenders have agreed not to exercise any remedies for the existing defaults through July 30, 2003, and have commenced negotiations with these lenders and the holders of the Subordinated Notes on a restructuring of its existing indebtedness. However, if we are unable to reach agreement on a restructuring plan, our various lenders may determine to exercise their legal remedies including accelerating obligations under the Senior Credit Agreement or the Subordinated Notes or commencing a legal action against the Company.

The Company from time to time also becomes involved in claims, litigation, administrative proceedings and investigations relative to various matters. Although the amount of any liability that could arise with respect to these actions cannot be accurately predicted, the opinion of management based upon currently-available information is that any such liability not covered by insurance will have no material adverse effect on the Company's results of operations or financial condition. See also "Item 7—Management's Discussion and Analysis of Financial Condition and Results of Operations—Environmental Matters".

Item 4. ***Submission of Matters to a Vote of Security Holders***

No items were submitted to a vote of security holders of the Company, through the solicitation of proxies or otherwise, during the fourth quarter of fiscal 2002.

PART II

Item 5. ***Market for Registrant's Common Equity and Related Stockholder Matters***

Market Information

The Company's common stock is traded on the Over the Counter (OTC) Bulletin Board under the symbol "GNMP". The Company's common stock was traded on the New York Stock Exchange ("NYSE") until July 18, 2001, at which time the NYSE suspended trading of the Company's common stock. Effective with the open of the market on July 19, 2001, the Company's common stock began trading over the counter. In addition, the Company effected a one-for-ten reverse split of its common stock, effective as of the close of business on July 18, 2001. The following table shows the high and low recorded trading prices of the Company's common stock, as reported on the NYSE composite tape and over the counter market for each of the quarterly periods listed (for pre-July 19, 2001 periods, adjusted to give effect to the one-for-ten reverse split):

Year Ended December 31, 2001	High	Low
First Quarter	$11.25	$7.50
Second Quarter	8.80	4.00
Third Quarter	3.75	2.00
Fourth Quarter	4.50	2.40
Year Ended December 31, 2002		
First Quarter	$ 4.00	$2.75
Second Quarter	3.60	2.80
Third Quarter	3.90	1.75
Fourth Quarter	2.75	0.50

At March 1, 2003, there were 157 stockholders of record of the Company's common stock and 3 stockholders of record of the Company's Class B common stock.

The following table sets forth the securities authorized for issuance under the Company's equity compensation plan:

Plan Category	Number of Securities to be Issued Upon Exercise of Existing Options (a)	Weighted Average Exercise of Outstanding Options (b)(1)	Number of Securities Remaining Available for Future Issuance (Excluding Securities Reflected in (a)) (c)(2)
Equity compensation plans approved by security holders	230,825	$39.16	201,803
Equity compensation plans not approved by security holders	—	—	—
Total	230,825	$39.16	201,803

(1) Does not include 11,089 restricted units included in column (a) which have no exercise price.

(2) The shares listed in column (c) may be issued in the form of Other Stock Based Awards, which include restricted or unrestricted stock, restricted or unrestricted stock units or dividend equivalents.

Dividends

Since the Spinoff, the Company has not paid a cash dividend and does not expect that cash dividends will be paid to holders of its Common Stock in the foreseeable future. In addition, certain restrictions in the Company's debt instruments limit the ability of the Company to pay dividends.

Item 6. *Selected Financial Data*

The following selected consolidated financial data of the Company have been derived from and should be read in conjunction with the Company's Consolidated Financial Statements.

	Years Ended December 31,				
	1998	1999	2000	2001	2002
	(Dollars in thousands, except per share data)				
Statement of Operations Data:					
Net revenues	$303,624	$312,617	$296,522	$286,056	$277,890
Operating profit (loss)	41,049(1)	30,607(2)	(46,352)(3)	11,442(4)	19,427(5)
Minority interest	16,666	12,787	11,180	6,979	12,840
Income (loss) before interest expense and income taxes	24,342(1)	19,159(2)	(48,905)(3)	4,361(4)	6,531(5)
Net income (loss)	9,424(1)	4,985(2)	(48,529)(3)	(11,527)(4)	(8,364)(5)
Per Common Share Data:					
Net income (loss) basic	$ 4.48(1)	$ 2.38(2)	$ (23.05)(3)	$ (3.70)(4)	$ (2.14)(5)
Net income (loss) diluted	4.31(1)	2.32(2)	(23.05)(3)	(3.70)(4)	(2.14)(5)
Other Data:					
Capital expenditures	$ 18,498	$ 24,061	$ 20,836	$ 8,436	$ 7,889
Depreciation and amortization	16,999	17,801	19,148	17,084	11,609
Balance Sheet Data (at end of period):					
Cash and cash equivalents	$ 1,127	$ 26,630	$ 20,815	$ 16,045	$ 13,078
Total assets	248,714	293,208	251,000	220,191	204,179
Long-term debt	—	150,919	149,314	146,487	144,394
Total equity (deficit)	75,292	(46,893)	(96,557)	(95,452)	(111,830)

(1) Includes incremental accruals of $2.3 million ($1.4 million after tax or $.64 per diluted share) principally related to cost of sales ($.9 million) for the reclamation of brine wells and selling, general and administrative expense ($1.4 million) primarily due to product delivery litigation.

(2) Includes a one-time charge of $1.9 million ($1.2 million after tax or $.56 per diluted share) related to the Spinoff.

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(3) Includes a one-time gain on the sale of assets of $7.7 million ($6.3 million after tax or $2.99 per diluted share) and a restructuring charge of $59.8 million ($46.5 million after tax or $22.09 per diluted share) related to the idling of the synthetic soda ash production capacity in Amherstburg, Ontario.

(4) Includes a restructuring charge of $1.7 million ($1.7 million after tax or $.55 per diluted share) related to revised actuarial estimates of employee termination benefits from the idling of the Amherstburg synthetic soda ash production capacity.

(5) Includes a restructuring charge of $7.7 million ($7.7 million after tax or $1.97 per diluted share) related to the closing of the calcium chloride production facility in Manistee, Michigan.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

Overview

The Company is a leading global producer of soda ash and North American producer of calcium chloride. The Company produces natural soda ash at its facility in Green River, Wyoming, and calcium chloride at its facility in Amherstburg, Ontario. The Company's soda ash is used in the manufacture of glass, sodium-based chemicals (such as baking soda), detergents, paper, textiles, food and many other familiar consumer products. The Company's calcium chloride is used primarily by highway and road maintenance organizations for dust control and roadbed stabilization during the summer and for de-icing roads and sidewalks during the winter.

The Company's Green River facility, including the facilities and leases for mining trona ore, is owned and operated through General Chemical (Soda Ash) Partners, a partnership in which GCG owns a 51 percent partnership interest and of which GCG is the managing partner. See "Item 1—Business—General Chemical (Soda Ash) Partners".

The Company's principal product is soda ash, and the profitability of its operations is affected by the market price of soda ash more than any other factor. For a discussion of factors affecting the prices of and demand for soda ash, see "Item 1—Business." Average United States soda ash prices have fallen from $83 per ton in 1996 to $69 per ton in 2002, due to reduced demand and increases in production capacity. Average U.S. soda ash prices were $66 in 2000, $68 in 2001 and $69 in 2002. Recently completed 2003 domestic soda ash supply contracts include an average decrease in price of $5 per ton. High-energy prices and concomitantly high transportation costs have negatively impacted the Company's profitability in recent years.

The Company closed its calcium chloride production facility in Manistee, Michigan in December 2002 and has consolidated its North American calcium chloride production at its Amherstburg, Ontario facility. The Company recorded a pre-tax charge of approximately $7.7 million in the fourth quarter of 2002 in connection with the closing of its Manistee, Michigan calcium chloride production facility. This charge included a $6.5 million noncash write-down in the value of the plant assets, as well as severance and other cash charges of $1.2 million.

The Company idled approximately 500,000 tons per year of synthetic soda ash production capacity at its Amherstburg, Ontario, Canada facility in April 2001. The capacity idled constituted approximately 15% of the Company's total soda ash production capacity, and all of its synthetic soda ash production capacity. The Company continues producing calcium chloride at Amherstburg. The Company recorded a pre-tax charge of approximately $59.8 million in the fourth quarter of 2000 in connection with the idling of its Amherstburg synthetic soda ash capacity. This charge included a $43.5 million noncash write-down of the value of the idled plant assets, as well as severance and other cash charges of approximately $16.3 million. In the second quarter of 2001, the Company recorded an additional restructuring charge of $1.7 million for revised actuarial estimates of employee termination benefits.

The recent decline in the global equity markets has resulted in a decrease in the value of the assets in our pension plans. The Company recorded a minimum pension liability of approximately $8.2 million with corresponding reductions in minority interest of $0.8 million and equity of $7.4 million on December 31, 2002. In addition, based on the value of the assets in our defined benefit pension plans, we will be required to fund approximately $5.2 million to the plans in fiscal 2003.

The Company, as the former parent of GenTek, may under certain circumstances be found liable for obligations of GenTek related to the use or transport of hazardous substances or environmental contamination at facilities of GenTek for periods prior to the Spinoff. Although GenTek has agreed to indemnify and hold the Company harmless with respect to all such liabilities, GenTek may be unable or unwilling to perform its indemnification obligations as a consequence of it filing under Chapter 11 of the U.S. Bankruptcy Code on October 11, 2002. The Company's results of operations or financial condition could be materially adversely affected by these eventualities.

This discussion should be read in conjunction with the Company's Consolidated Financial Statements and the respective notes thereto included in Item 8 Financial Statements and Supplementary Data.

Covenant Compliance and Restructuring Efforts

On March 7, 2001, the Company and its bank lenders entered into an amendment to the Company's Senior Credit Agreement, which provided for more flexible financial covenants for 2001 and 2002 and more restrictive covenants regarding restricted payments, investments, incurrence of indebtedness, capital expenditures, sale of assets and related matters. While the Company was in compliance with the amended financial and other covenants contained in the Senior Credit Agreement through December 31, 2002, the amendments to the financial covenants expired on that date. The Company anticipates that it will not be able to meet the financial covenants that will be calculated in respect of the Company's financial results for the quarter ending March 31, 2003, which failure will constitute an event of default under the Senior Credit Agreement. As a result of the foregoing, the Company's audit report for the fiscal year ended December 31, 2002 contains an explanatory paragraph regarding the Company's ability to continue as a going concern. The inability of the Company to deliver to its lenders an audit report that does not contain such a paragraph will itself constitute an event of default under the Company's Senior Credit Agreement.

Any event of default under the Senior Credit Agreement could have a material adverse effect on our business, results of operations and financial condition. The occurrence of an event of default under our Senior Credit Agreement would give our senior lenders the right, among other things, to declare all amounts outstanding under the Senior Credit Agreement to be immediately due and payable, together with accrued and unpaid interest. In addition, if an event of default occurs, our senior lenders would have the right to block payments of any principal or interest obligation related to our Subordinated Notes or the purchase or redemption of such obligations. In accordance with the Forbearance and Amendment Agreement described below, we do not intend to make the interest payment on the Subordinated Notes that will come due on May 1, 2003. On May 31, 2003, the 30 day grace period with respect to payment defaults on the Subordinated Notes will expire and the failure to make the May 1, 2003 interest payment by such date would constitute an event of default under the Subordinated Notes, following which the holders of 25% in aggregate principal amount of the Subordinated Notes may accelerate the amounts due under the related Indenture.

On March 25, 2003, we entered into a Forbearance and Amendment Agreement with the lenders under our Senior Credit Agreement, pursuant to which such lenders have agreed not to exercise any remedies for the existing defaults through July 30, 2003 to allow the Company time to pursue a restructuring of its existing indebtedness. During the forbearance period the Company has agreed to restrict its ability to incur additional liens, make payments on account of indebtedness other than indebtedness under the Senior Credit Agreement or currently scheduled payments, make any direct or indirect payment on or in respect of the Subordinated Notes, or request Eurodollar loans with an interest period of longer than two months. In addition, the Company has agreed to permanently reduce the total commitments available under our Senior Credit Agreement to $70 million and to reduce the total commitments during the forbearance period to the lesser of (i) $60 million or (ii) 115% of the projected usage under the Senior Credit Agreement for such day according to a fixed schedule. We are also required under the Forbearance and Amendment Agreement to meet certain milestones in the progress of our restructuring efforts.

The Company intends to negotiate a restructuring of its indebtedness with its senior lenders and representatives of the holders of the Subordinated Notes over the next several months. Such a restructuring could result in substantial dilution to the Company's existing equity holders. However, there is no assurance that the Company will be successful in reaching an agreement with its various lenders on a restructuring plan. If the lenders were to accelerate maturity of amounts due under the Senior Credit Agreement, or if the holders of the Subordinated Notes were to accelerate the amounts due under the Indenture, the Company would not have sufficient funds to repay its outstanding debt, and the Company would have to explore other strategic alternatives, including a sale of assets, obtaining alternative sources of funding or other restructuring alternatives, which would likely have a material adverse effect on the Company and its business.

Critical Accounting Policies

The discussion and analysis of the Company's financial condition and results of operations are based on the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, management evaluates its estimates and judgments, including those related to product returns, bad debts, inventory obsolescence, income taxes, restructuring costs, retirement and insurance costs, and contingencies and litigation. Those estimates and assumptions are based on the Company's historical experience, observance of trends in the industry, and various other factors that are believed to be reasonable under the circumstances; the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from those estimates under different assumptions or conditions.

The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The Company provides for the allowance for doubtful accounts when it becomes likely or known that the financial condition of a customer has deteriorated, resulting in their inability to make payments. If those conditions change, changes to the allowance for doubtful accounts may be necessary.

The Company writes down inventory for the estimated difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual future demand or market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

The Company records accruals for environmental liabilities, based on current interpretations of environmental laws and regulations when it is probable that a liability has been incurred and the amount can be reasonably estimated. The Company's estimates are based upon reports prepared by environmental specialists and management's knowledge and experiences with these environmental matters. If interpretations of applicable laws and regulations and cleanup methods or the extent of our responsibility change from our current estimates, revisions to our estimated environmental liability may be required.

The Company records a valuation allowance to reduce deferred tax assets to an amount that is more likely than not to be realized. While the Company has considered future taxable income and ongoing tax planning strategies in assessing the need for a valuation allowance, the Company cannot ensure that such future events will occur. In the event that the Company determines that the Company will not be able to realize all or portion of our deferred tax assets, an adjustment to reduce assets and increase deferred tax expense would be recorded.

Although the Company considers these policies to require management's more complex estimates and assumptions, you may refer to "Item 8—Financial Statements and Supplementary Data—Note 2—Summary of Significant Accounting Policies" for a description of the Company's accounting policies necessary for a complete understanding of the Company's financial statements.

Results of Operations

The following table sets forth statement of operations data for each of the three years ended December 31, 2000, 2001 and 2002 and the corresponding percentage of the net revenues for the relevant periods presented.

	Years Ended December 31,					
	2000		2001		2002	
	(Dollars in millions)					
Net revenues	$296.5	100%	$286.1	100%	$277.9	100%
Gross profit	30.4	10	30.1	11	43.0	15
Selling, general and administrative expense	17.0	6	16.9	6	15.8	6
Restructuring charge	59.8	20	1.7	1	7.7	3
Operating profit (loss)	(46.4)(1)	16	11.4 (2)	4	19.4 (3)	7
Interest expense	15.9	5	15.6	6	14.9	5
Minority interest	11.2	4	7.0	2	12.8	5
Net loss	(48.5)(1)	16	(11.5)(2)	4	(8.4)(3)	3

(1) Includes a one-time gain on the sale of assets of $7.7 million ($6.3 million after tax), and restructuring charge of $59.8 million ($46.5 million after tax) related to the idling of the synthetic soda ash production capacity in Amherstburg, Ontario.

(2) Includes a restructuring charge of $1.7 million ($1.7 million after tax) related to revised actuarial estimates of employee termination benefits from the idling of the Amherstburg synthetic soda ash production capacity.

(3) Includes a restructuring charge of $7.7 million ($7.7 million after tax) related to the closing of the calcium chloride production facility in Manistee, Michigan.

2002 as Compared with 2001

Net revenues for 2002 were $277.9 million, which was $8.2 million, or 2.9 percent below the prior year level. Net revenues were negatively affected by lower soda ash volumes due to the April 2001 idling of the Company's synthetic soda ash production capacity in Amherstburg, Ontario, Canada, as well as lower calcium chloride volumes due to warm winter weather partially offset by higher domestic soda ash prices.

Gross profit for 2002 was $43.0 million compared with $30.1 million in 2001. Gross profit as a percentage of net revenues for 2002 increased to 15.5 percent from 10.5 percent for 2001. These increases were primarily due to lower operating costs resulting from the April 2001 idling of the Company's synthetic soda ash production capacity, lower energy costs and depreciation expense, and higher domestic soda ash prices, partially offset by lower calcium chloride volumes, and higher calcium chloride feedstock costs. In addition, the prior year includes costs incurred to start up operations at the Company's Manistee, Michigan calcium chloride facility which was subsequently closed in December 2002.

Selling, general and administrative expense as a percentage of net revenues for 2002 was 5.7 percent as compared to 5.9 percent in 2001.

Restructuring charge of $7.7 million in 2002 was due to the closure of the Company's calcium chloride production facility in Manistee, Michigan.

Restructuring charge of $1.7 million in 2001 was due to revised actuarial estimates of employee termination benefits for the April 2001 idling of the Company's synthetic soda ash production capacity.

Interest expense for 2002 was $14.9 million, which was $0.7 million lower than the comparable prior period level primarily due to lower borrowing rates partially offset by costs to amend the Company's Senior Credit Agreement and an increase in borrowings under the credit facility.

Minority interest for 2002 was $12.8 million, versus $7.0 million for 2001. The increase reflects higher earnings at General Chemical (Soda Ash) Partners primarily due to higher domestic soda ash prices, lower energy costs and depreciation expense.

Net loss was $8.4 million for 2002, versus a net loss of $11.5 million for 2001, for the foregoing reasons.

2001 as Compared with 2000

Net revenues for 2001 were $286.1 million, which was $10.4 million, or 3.5 percent below the prior year level. Net revenues were negatively affected by lower soda ash volumes due to the April 2001 idling of the Company's synthetic soda ash production capacity in Amherstburg, Ontario, Canada, as well as lower calcium chloride volumes due to reduced export demand partially offset by higher calcium chloride prices.

Gross profit for 2001 was $30.1 million compared with $30.4 million in 2000. Gross profit as a percentage of net revenues for 2001 increased to 10.5 percent from 10.3 percent for 2000. This increase in gross profit as a percentage of net revenues was primarily due to higher calcium chloride prices and lower operating costs resulting from the April 2001 idling of the Company's Amherstburg soda ash facility partially offset by higher energy costs at General Chemical (Soda Ash) Partners as well as costs incurred to start up operations at our Manistee, Michigan calcium chloride facility.

Selling, general and administrative expense as a percentage of net revenues for 2001 was 5.9 percent as compared to 5.7 percent in 2000.

Restructuring charge of $1.7 million in 2001 was due to revised actuarial estimates of employee termination benefits for the April 2001 idling of the Company's synthetic soda ash production capacity in Amherstburg, Ontario, Canada.

Interest expense for 2001 was $15.6 million, which was $0.3 million lower than the comparable prior period level primarily due to lower borrowing rates partially offset by costs to amend the Company's Senior Credit Agreement.

Minority interest for 2001 was $7.0 million, versus $11.2 million for 2000. The decrease reflects lower earnings at General Chemical (Soda Ash) Partners primarily due to higher energy costs.

Net loss was $11.5 million for 2001, versus a net loss of $48.5 million for 2000, for the foregoing reasons.

Liquidity and Capital Resources

Cash and cash equivalents were $13.1 million at December 31, 2002 compared with $16.0 million at December 31, 2001. During 2002 the Company provided cash flow from operating activities of $4.9 million and used cash of $7.9 million for capital expenditures.

The Company had working capital of $44.7 million at December 31, 2002 as compared with $51.4 million at December 31, 2001. The decrease in working capital principally reflects higher accounts payable and lower deferred income taxes and cash balances partially offset by higher inventories and receivables and lower accrued liabilities.

The Company's liquidity needs arise primarily from working capital requirements, capital expenditures and interest and principal payment obligations. The Company satisfies its liquidity needs from cash flow from operations and short-term borrowings under its Senior Credit Agreement. Accordingly, the Company's ability to satisfy its capital requirements will be dependent upon future financial performance, which in turn will be subject to general economic conditions and to financial, business and other factors, including factors beyond the Company's control. The Company has borrowed, and expects to borrow, from time to time under its Senior Credit Agreement for working capital needs resulting from the seasonality of its calcium chloride business. The Company's ability to borrow under its Senior Credit Agreement is subject to certain conditions including the Company's compliance with its financial covenants and the terms of the Forbearance and Amendment Agreement.

While the Company was in compliance with the amended financial and other covenants contained in the Senior Credit Agreement through December 31, 2002, the Company anticipates that it will not be able to meet the financial covenants that will be calculated in respect of the Company's financial results for the quarter ending March 31, 2003, which failure will constitute an event of default under the Senior Credit Agreement. As a result of the foregoing, the Company's audit report for the fiscal year ended December 31, 2002 contains an explanatory paragraph regarding the Company's ability to continue as a going concern. The inability of the Company to deliver to its senior lenders an audit report that does not contain such a paragraph will itself constitute an event of default under the Company's Senior

Credit Agreement. The Company's failure to meet such covenant requirements will result in the Senior Credit Agreement becoming callable by the lenders. In addition, in accordance with the Forbearance and Amendment Agreement described below we are not permitted to make payments on our Subordinated Notes, and failure to pay within the grace period for the next payment date would constitute an event of default causing the Subordinated Notes to be callable as well. If the Company fails to be in compliance with its financial or other covenants under the Senior Credit Agreement or if the borrowings under that facility are called by the lenders, counterparties to the Company's interest rate swap agreement will have the right to require the Company to cash settle this agreement by paying fair value to the counterparties.

On March 25, 2003, we entered into a Forbearance and Amendment Agreement with the lenders under our Senior Credit Agreement, pursuant to which such lenders have agreed not to exercise any remedies for the existing defaults through July 30, 2003 to allow the Company time to pursue a restructuring of its existing indebtedness.

The Company's seasonal working capital requirements are expected to result in peak borrowing needs during June and July of 2003. The Forbearance and Amendment Agreement allows the Company to borrow up to the lesser of (i) $60 million or (ii) 115% of the projected usage under the Senior Credit Agreement for such day according to a fixed schedule through the end of the forbearance period on July 30, 2003. The Company also anticipates fees and expenses associated with its restructuring efforts of approximately $7.0 million. In addition, the Company paid a fee equal to .50% of the total commitments to the senior lenders for their forbearance and increased the applicable margins for loans under the Senior Credit Agreement. The Company's ongoing liquidity will depend upon a number of factors, including our ability to develop and implement a restructuring plan, available cash resources, cash flows from operations, and proceeds from the sale of assets, if any. As part of its restructuring efforts, the Company has commenced discussions with its lenders towards amending its Senior Credit Agreement and restructuring its obligations under the Subordinated Notes. If these discussions do not result in an acceptable amendment or restructuring of our existing indebtedness, or if our expectations regarding any of the other factors enumerated above are not realized, we may be required to reduce capital expenditures, sell additional assets, restructure all or a portion of our existing debt or obtain alternative sources of financing. However, there can be no assurance that alternative sources of financing will be available or at terms which are favorable to the Company. These conditions, together with the Company's net loss in fiscal 2002, raise substantial doubt about the Company's ability to continue as a going concern. The Company's consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or liabilities that may result from the outcome of this uncertainty. To the extent that the relevant debt covenants are not amended or the respective debt is accelerated or not otherwise restructured or refinanced prior to the issuance of the Company's quarterly report on Form 10-Q for the quarter ending June 30, 2003, a significant portion of the Company's debt will be classified as a current liability.

On April 30, 1999, the Company completed the offering of $100 million 10 5/8% Senior Subordinated Notes, due 2009. Approximately $80 million of the net proceeds were used to fund a distribution to GenTek prior to the Spinoff and the balance for general corporate purposes. In addition, concurrent with the Spinoff, the Company entered into the Senior Credit Agreement, due 2004 with an original capacity of $85 million. As part of the Forbearance and Amendment Agreement to the Company's Senior Credit Agreement, the maximum amount that the Company may borrow under its Senior Credit Agreement during 2003 was permanently reduced to $70 million and further reduced during the forbearance period to up to the lesser of (i) $60 million or (ii) 115% of the projected usage under the Senior Credit Agreement for such day according to a fixed schedule through the end of the forbearance period on July 30, 2003.

The Company is significantly leveraged and, absent the restructuring, will not have the operating cash flow to service its long-term debt. At December 31, 2002, outstanding indebtedness consisted of $100 million of Subordinated Notes, $44.4 million outstanding under the Senior Credit Agreement and $2.3 million of letters of credit. The Company's leverage and debt service requirements (1) increase its vulnerability to economic downturns, (2) potentially limit the Company's ability to respond to competitive pressures, and (3) may limit the Company's ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, strategic investments or general corporate purposes. The Company's Subordinated Notes Indenture and Credit Facility Agreement impose operating and financial restrictions on the Company. These covenants affect, and in certain cases, limit the Company's ability to incur additional indebtedness, make capital expenditures, make investments and acquisitions and sell assets, pay dividends and make other distributions to shareholders, and consolidate, merge or sell all or substantially all assets.

In addition, pursuant to the Forbearance and Amendment Agreement, the Company agreed to restrict its ability to incur additional liens, make payments on account of indebtedness other than indebtedness under the Senior Credit Agreement or currently scheduled payments, make any direct or indirect payment on or in respect of the Subordinated Notes, or request Eurodollar loans with an interest period of longer than two months.

The Company uses supplier contracts related to future natural gas requirements. The objective is to limit the fluctuations in prices paid and the potential volatility in earnings or cash flows from future price movements.

The Company is required to restore certain land to its pre-existing state upon ceasing of operations or federal enforcement. In addition, these liabilities have been collateralized through self-bonding and surety bonds with third party insurers, although the Company will be required to reimburse the insurers upon their payment of amounts due under the bonds for the restoration of land. The Company has recorded liabilities for this restoration in the accompanying financial statements.

Future minimum rental payments for operating leases (primarily for transportation equipment, mining equipment, offices and warehouses) having initial or remaining noncancellable lease terms in excess of one year as of December 31, 2002 are as follows (in thousands):

Years Ending December 31,	
2003	$10,851
2004	9,555
2005	8,299
2006	6,794
2007	5,007
Thereafter	9,022

The recent decline in the global equity markets has resulted in a decrease in the value of the assets in our defined benefit pension plans. This decline will likely adversely affect our related accounting results in future periods through higher pension expense, additional minimum liabilities with corresponding reductions in equity, and increased cash funding requirements. In addition, the Company may incur higher expense related to our postretirement health plans as a result of higher health care cost trends.

The Company recorded a minimum pension liability of approximately $8.2 million with corresponding reductions in minority interest of $0.8 million and equity of $7.4 million on December 31, 2002.

Future estimated cash contributions to fund the Company's defined benefit pension plans are as follows (in thousands):

Years Ending December 31,	
2003	$ 5,226
2004	8,718
2005	10,663
2006	11,176
2007	9,830

Related Party Agreements

The Company is party to a management agreement with Latona Associates Inc. (which is controlled by a stockholder of the Company) under which the Company receives corporate supervisory and administrative services and strategic guidance for a quarterly fee. This management fee was $1.6 million, $1.6 million, and $1.7 million in 2000, 2001 and 2002, respectively.

The Company and GenTek entered into various transition support agreements that provide mechanisms for an orderly transition after the Spinoff. For the years ended December 31, 2000, 2001 and 2002, the Company paid GenTek $1.7 million, $1.4 million, and $1.4 million related to these transition support agreements.

GenTek provides the Company with management information services, and subleases to it office space in Parsippany, New Jersey used as its operations headquarters, pursuant to agreements entered into at the Spinoff. On October 11, 2002, GenTek filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code. If GenTek becomes unable to meet its obligations under these agreements, the Company would have to obtain our management information services and office space from third parties. The Company is developing a contingency plan in the event GenTek terminates these agreements. No assurances can be given as to the timely and cost effective replacement of management information services.

The Company supplies soda ash and calcium chloride to GenTek. For the years ended December 31, 2000, 2001 and 2002, sales to GenTek amounted to $4.4 million, $4.0 million, and $2.8 million, respectively.

Environmental Matters

The Company's mining and production operations, which have been conducted at its Green River, Manistee and Amherstburg sites for many years, are subject to numerous laws and regulations relating to the protection of human health and the environment in the U.S. and Canada. The Company has an established program to ensure that its facilities comply with environmental laws and regulations. However, as a result of its operations, the Company is involved from time to time in administrative and judicial proceedings and inquiries relating to environmental matters. In addition, modifications or changes in enforcement of existing laws and regulations or the adoption of new laws and regulations in the future, particularly with respect to environmental and safety standards, or changes in the operation of the Company's business or the discovery of additional or unknown environmental contamination could require expenditures which might be material to the Company's results of operations or financial condition.

On March 13, 2000, the Company's Canadian subsidiary received a letter from Environment Canada ("EC"). The letter informed the Company that it faces an alleged violation of the Canadian Fisheries Act, R.S.C., as amended, with respect to effluent discharges at its Amherstburg, Ontario facility. According to EC, the Company's chloride level of its effluent discharged to the Detroit River exceeded permitted levels. The idling of the Amherstburg synthetic soda ash production in April 2001 has improved the quality of the effluent such that it complies with the Canadian Fisheries Act requirements as of August 2001. For principally this reason, EC notified the Company on June 12, 2002 that it was closing its investigation into this matter. Because of the foregoing, the Company does not believe that any additional expenses and/or capital expenditures will be incurred in connection with this matter which would be material to the Company's results of operations and/or financial condition.

Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board ("FASB"), issued Statement of Financial Accounting Standards ("SFAS") No. 141, *Business Combinations* and No. 142, *Goodwill and Other Intangible Assets*. SFAS 141 requires that all business combinations initiated after June 30, 2001, be accounted for using the purchase method of accounting. In addition, it further clarifies the criteria for recognition of intangible assets separately from goodwill. The Company adopted this statement effective July 1, 2001. SFAS 142 establishes new standards for goodwill acquired in a business combination and eliminates the amortization of goodwill over its estimated useful life. Rather, goodwill will now be tested for impairment annually, or more frequently if circumstances indicate potential impairment, by applying a fair value based test. The Company adopted this statement effective January

1, 2002. The adoption of this standard did not have a material impact on the Company's financial position or results of operations.

In August 2001, the FASB issued SFAS No. 143, *Accounting for Asset Retirement Obligations.* SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The Company adopted SFAS 143 effective January 1, 2001. The adoption of this standard did not have a material impact on the Company's financial position or results of operations.

In October 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets.* SFAS 144 addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of. SFAS 144 supersedes FASB Statement No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of.* SFAS 144 retains the fundamental provisions of SFAS 121 for (a) recognition and measurement of the impairment of long-lived assets to be held and used and (b) measurement of long-lived assets to be disposed of by sale. The Company adopted this statement effective January 1, 2002. The adoption of this standard did not have a material impact on the Company's financial position or results of operations.

In April 2002, the FASB issued SFAS No. 145, *Rescission of FASB Statements 4, 44 and 64, Amendment of FASB Statement 13, and Technical Corrections.* SFAS 145 rescinds the provisions of SFAS 4 that requires companies to classify certain gains and losses from debt extinguishments as extraordinary items, eliminates the provisions of SFAS 44 regarding transition to the Motor Carrier Act of 1980 and amends the provisions of SFAS 13 to require that certain lease modifications be treated as sale leaseback transactions. The provisions of SFAS 145 related to classification of debt extinguishment are effective for fiscal years beginning after May 15, 2002. Commencing January 1, 2003, the Company will classify debt extinguishment costs within income from operations. The provisions of SFAS 145 related to lease modifications are effective for transactions occurring after May 15, 2002. The Company does not expect the provisions of SFAS 145 related to lease modifications to have a material impact on its financial position or results of operations.

In June 2002, the FASB issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities.* SFAS 146 nullifies Emerging Issues Task Force ("EITF") No. 94-3, *Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).* The principal difference between SFAS 146 and EITF 94-3 relates to its requirements for recognition of a liability for a cost associated with an exit or disposal activity. SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF 94-3, a liability for an exit cost was recognized at the date of an entity's commitment to an exit plan. SFAS 146 is effective for exit and disposal activities that are initiated after December 31, 2002. The Company does not expect the provisions of SFAS 146 to have a material impact on its financial position or results of operations.

In December 2002, the FASB issued SFAS No. 148 *Accounting for Stock-Based Compensation—Transition and Disclosure*, an amendment of FASB Statement No. 123. SFAS 148 amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company is required to implement SFAS 148 in fiscal 2003 and certain disclosure provisions for the year ended December 31, 2002. The Company does not expect the provisions of SFAS 148 to have a material impact on its financial position or results of operations.

In November 2002, FASB Interpretation ("FIN") 45, *Guarantor's Accounting And Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*, was approved by the FASB. FIN 45 clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The interpretation also requires enhanced and additional disclosures of guarantees in financial statements ending after December 15, 2002. In the normal course of business, the Company does not issue guarantees, accordingly this interpretation has no effect on the financial statements.

Forward-Looking Statements

This Annual Report includes forward-looking statements. All statements other than statements of historical facts included in this Annual Report may constitute forward-looking statements. The Company has based these forward-looking statements on its current expectations and projections about future events. Although it believes that the assumptions made in connection with the forward-looking statements are reasonable, there can be no assurances that its assumptions and expectations will prove to have been correct. These forward-looking statements are subject to various risks, uncertainties and assumptions including, among other things:

- The Company's ability to reach agreement with its various lenders on amending or restructuring its existing debt and successfully implementing a restructuring plan;
- If the Company is unable to reach agreement on or implement a restructuring plan; the Company may become the subject of adverse legal proceedings;
- The Company's outstanding indebtedness and its leverage, and the restrictions imposed by its indebtedness and the Company's ability to comply with these restrictions;
- The Company's ability to obtain or develop sufficient calcium chloride brine sources on satisfactory terms;
- Fluctuations in the world market price for soda ash due to changes in supply and demand;
- Fluctuations in prices for calcium chloride in North America due to changes in supply and demand;
- Increases in the Company's energy, transportation or labor costs;
- Future modifications to existing laws and regulations affecting the environment, health and safety;
- Discovery of unknown contingent liabilities, including environmental contamination at its facilities, and
- The Company's ability to complete and start-up a calcium chloride joint venture in China.

The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this Annual Report might not occur.

Item 7a. ***Qualitative and Quantitative Disclosures about Market Risk***

Market risk represents the loss that may impact the consolidated financial position, results of operations or cash flows of the Company. The Company is exposed to market risk in the areas of interest and foreign exchange rates.

The Company's exposure to market risk for changes in interest rates relates primarily to the Company's debt obligations. The Company has no cash flow exposure due to rate changes on its $100 million in 10⅝% Senior Subordinated Notes, as the interest rates on these notes are fixed.

However, the Company does have cash flow exposure on its committed and uncommitted Senior Credit Agreement as interest is based on a floating rate. At December 31, 2002 the Company had $44.4 million in borrowings under the credit facility that had variable pricing. Accordingly, as of fiscal 2002, a 1% change in the floating rate will result in interest expense fluctuating approximately $0.5 million. As of fiscal 2001, the Company also had $46.5 million in borrowings under the Senior Credit Agreement that had a floating interest rate. Accordingly, as of fiscal 2001 a 1% change in the floating rate would have resulted in interest expense fluctuating approximately $0.5 million.

The Company is also exposed to foreign exchange risk primarily to the extent of adverse fluctuation in the Canadian dollar.

In October 2002, the Company entered into an interest rate swap agreement with a total notional amount of $8.8 million that qualifies and is designated as a cash flow hedge in accordance with SFAS 133, Accounting for Derivative Instruments and Hedging Activities. The swap agreement matures in April 2004 and was executed in order to convert a portion of the Senior Credit Agreement floating-rate debt into fixed-rate debt, maintain a capital structure containing appropriate amounts of fixed and floating-rate debt, and reduce net interest payments and expense in the near-term. The Company has recorded the change in fair value of this interest rate swap at December 31, 2002 as a component of other comprehensive income. At December 31, 2002, a 10 percent change in interest rate structure would not materially change the fair value of the interest rate swap.

The Company does not expect to enter into financial instruments for trading purposes. The Company anticipates periodically entering into interest rate swap agreements to effectively convert all or a portion of floating-rate debt to fixed-rate debt in order to reduce exposure to movements in interest rates. Such agreements would involve the exchange of fixed and floating interest rate payments over the life of the agreement without the exchange of the underlying principal amounts. The Company also anticipates periodically entering into currency agreements to partially reduce exposure to movements in currency exchange rates. Swap and currency agreements will only be entered into with creditworthy parties.

Item 8. ***Financial Statements and Supplementary Data***

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
THE GENERAL CHEMICAL GROUP INC.:

We have audited the accompanying consolidated balance sheets of The General Chemical Group Inc. and subsidiaries (the "Company") as of December 31, 2001 and 2002, and the related consolidated statements of operations, changes in equity (deficit) and cash flows for each of the three years in the period ended December 31, 2002. Our audits also included the financial statement schedule listed in the Index at Item 15. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and the financial statement schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of The General Chemical Group Inc. and subsidiaries as of December 31, 2001 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

The accompanying consolidated financial statements for the year ended December 31, 2002 have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company's ability to maintain compliance with its debt covenants during 2003 raises substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

DELOITTE & TOUCHE LLP

Parsippany, New Jersey
February 13, 2003
(except for Note 12 as to which the date is March 25, 2003)

THE GENERAL CHEMICAL GROUP INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,		
	2000	2001	2002
	(In thousands, except per share data)		
Net revenues	$296,522	$286,056	$277,890
Cost of revenues	266,080	255,991	234,914
Selling, general and administrative expense	16,992	16,902	15,849
Restructuring charge	59,802	1,721	7,700
Operating profit (loss)	(46,352)	11,442	19,427
Interest expense	15,921	15,590	14,865
Gain on sale of assets	7,671	—	—
Interest income	1,302	960	320
Foreign currency transaction losses	24	931	270
Other expense, net	322	131	106
Income (loss) before minority interest and income taxes	(53,646)	(4,250)	4,506
Minority interest	11,180	6,979	12,840
Loss before income taxes	(64,826)	(11,229)	(8,334)
Income tax provision (benefit)	(16,297)	298	30
Net loss	$(48,529)	$(11,527)	$ (8,364)
Loss per common share:			
Basic	$ (23.05)	$ (3.70)	$ (2.14)
Diluted	$ (23.05)	$ (3.70)	$ (2.14)

See the accompanying notes to consolidated financial statements.

THE GENERAL CHEMICAL GROUP INC.

CONSOLIDATED BALANCE SHEETS

	December 31, 2001	December 31, 2002
	(In thousands, except share data)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 16,045	$ 13,078
Receivables, net	48,616	49,392
Inventories	25,813	28,248
Deferred income taxes	6,934	—
Other current assets	5,485	5,881
Total current assets	102,893	96,599
Property, plant and equipment, net	100,365	91,062
Other assets	16,933	16,518
Total assets	$220,191	$ 204,179
LIABILITIES AND EQUITY (DEFICIT)		
Current liabilities:		
Accounts payable	$ 21,177	$ 22,680
Accrued liabilities	30,355	29,266
Total current liabilities	51,532	51,946
Long-term debt	146,487	144,394
Other liabilities	78,641	86,522
Total liabilities	276,660	282,862
Minority interest	38,983	33,147
Equity (deficit):		
Preferred Stock, $.01 par value; authorized 1,000,000 shares; none issued or outstanding	—	—
Common Stock, $.01 par value; authorized 10,000,000 shares; issued and outstanding: 3,348,910 and 3,382,543 shares at December 31, 2001 and 2002, respectively	33	34
Class B Common Stock, $.01 par value; authorized 4,000,000 shares; issued and outstanding: 700,639 shares at December 31, 2001 and 2002, respectively	7	7
Capital (deficit)	(94,748)	(94,748)
Accumulated other comprehensive loss	(1,428)	(9,443)
Retained earnings	33,936	25,572
Treasury stock, at cost: 174,189 and 179,383 shares at December 31, 2001 and 2002, respectively	(33,252)	(33,252)
Total equity (deficit)	(95,452)	(111,830)
Total liabilities and equity (deficit)	$220,191	$ 204,179

See the accompanying notes to consolidated financial statements.

THE GENERAL CHEMICAL GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,		
	2000	2001	2002
		(In thousands)	
Cash flows from operating activities:			
Net loss	$ (48,529)	$ (11,527)	$ (8,364)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:			
Depreciation and amortization	19,148	17,084	11,609
Deferred income tax	(8,163)	2,446	5,042
Net loss on disposition of long-term assets	33,795	289	6,317
Decrease (increase) in receivables	(902)	10,256	(776)
Decrease (increase) in inventories	3,584	(4,106)	(2,435)
Increase (decrease) in accounts payable	4,472	(10,920)	1,503
Increase (decrease) in accrued liabilities	12,172	(12,240)	(1,089)
Increase (decrease) in other liabilities and assets, net	(8,269)	4,992	(1,080)
Decrease in minority interest	(633)	(2,463)	(5,836)
Net cash provided by (used in) operating activities	6,675	(6,189)	4,891
Cash flows from investing activities:			
Capital expenditures	(20,836)	(8,436)	(7,889)
Proceeds from sales or disposals of long-term assets	8,080	—	—
Net cash used for investing activities	(12,756)	(8,436)	(7,889)
Cash flows from financing activities:			
Borrowings under credit facility	—	—	5,106
Repayment of credit facility	—	—	(5,076)
Proceeds from sales of stock	—	9,655	—
Other financing activities	266	200	1
Net cash provided by financing activities	266	9,855	31
Decrease in cash and cash equivalents	(5,815)	(4,770)	(2,967)
Cash and cash equivalents at beginning of period	26,630	20,815	16,045
Cash and cash equivalents at end of period	$ 20,815	$ 16,045	$ 13,078
Cash refunded for income taxes, net of payments	$ 1,460	$ 8,272	$ 6,288
Cash paid for interest	$ 14,786	$ 14,668	$ 13,494

See the accompanying notes to consolidated financial statements.

THE GENERAL CHEMICAL GROUP INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT)

For the three years ended December 31, 2002

	Common Stock	Class B Common Stock	Treasury Stock	Capital Deficit	Accumulated Other Comprehensive Loss	Retained Earnings	Total	Comprehensive Income (Loss)
	(In thousands, except per share data)							
Balance at December 31, 1999 ...	$19	$ 4	$(33,246)	$(104,858)	$(2,804)	$ 93,992	$ (46,893)	
Net loss	—	—	—	—	—	(48,529)	(48,529)	$(48,529)
Foreign currency translation	—	—	—	—	(1,401)	—	(1,401)	(1,401)
Comprehensive loss	—	—	—	—	—	—	—	$(49,930)
Restricted Unit Plan grants, cancellations, tax benefits and other	—	—	—	272	—	—	272	
Purchase of Treasury stock ..	—	—	(6)	—	—	—	(6)	
Balance at December 31, 2000 ...	19	4	(33,252)	(104,586)	(4,205)	45,463	(96,557)	
Net loss	—	—	—	—	—	(11,527)	(11,527)	$(11,527)
Foreign currency translation	—	—	—	—	2,777	—	2,777	2,777
Comprehensive loss	—	—	—	—	—	—	—	$ (8,750)
Restricted Unit Plan grants, cancellations, tax benefits and other	—	—	—	200	—	—	200	
Rights Offering	14	3	—	9,638	—	—	9,655	
Balance at December 31, 2001 ...	33	7	(33,252)	(94,748)	(1,428)	33,936	(95,452)	
Net loss	—	—	—	—	—	(8,364)	(8,364)	$ (8,364)
Foreign currency translation	—	—	—	—	(521)	—	(521)	(521)
Change in net unrealized loss on derivative instrument ...	—	—	—	—	(54)	—	(54)	(54)
Minimum premium liability adjustment	—	—	—	—	(7,440)	—	(7,440)	(7,440)
Comprehensive loss	—	—	—	—	—	—	—	$(16,379)
Restricted Unit Plan grants, cancellations, tax benefits and other	1	—	—		—	—	1	
Balance at December 31, 2002 ...	$34	$ 7	$(33,252)	$ (94,748)	$(9,443)	$ 25,572	$(111,830)	

See the accompanying notes to consolidated financial statements.

THE GENERAL CHEMICAL GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share data)

Note 1—Basis of Presentation

The General Chemical Group Inc. ("GCG" or the "Company") is a leading North American supplier of soda ash and calcium chloride to a broad range of industrial and municipal customers. The primary end markets for soda ash include glass production, sodium-based chemicals, powdered detergents, water treatment and other industrial end uses. Calcium chloride is mainly used for dust control and roadbed stabilization during the summer and melting ice during the winter.

On April 30, 1999, General Chemical Group completed the separation of its Manufacturing and Performance Products businesses from its soda ash and calcium chloride businesses through a spinoff (the "Spinoff"), which the Company effected by distributing the stock of GenTek Inc. ("GenTek"), its wholly-owned subsidiary, on a pro rata basis to its shareholders. As a result of the Spinoff, GenTek became a separate company.

The Company's recent financial performance has been negatively impacted by lower soda ash pricing, rising energy costs and the weaker economic environment. The Company is in compliance with its financial and other covenants contained in its Revolving Credit Facility as of December 31, 2002. However, management anticipates that it will not be in compliance with certain financial covenants contained in its credit facility for the quarter ending March 31, 2003. The Company's failure to meet such debt covenant requirements will result in the Company's long-term debt becoming callable by the Company's lenders. The Company has commenced discussions with its lenders towards restructuring its existing indebtedness. If these discussions do not result in an acceptable restructuring plan, the Company will not have sufficient funds to repay its outstanding debt, and would explore alternative sources of financing. However, there can be no assurance that alternative sources of financing will be available or on terms which are favorable to the Company. The consolidated financial statements have been prepared assuming that the Company will continue as a going concern and do not include any adjustments that might result from the outcome of this uncertainty. See Note 12—Long-Term Debt for further discussion.

The Company effected a one-for-ten reverse split of its common stock, effective as of the close of business on July 18, 2001. The accompanying financial statements reflect the one-for-ten reverse split for all periods presented.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2—Summary of Significant Accounting Policies

The accompanying consolidated financial statements reflect the results of operations and financial position of the Company, including wholly-owned subsidiaries and General Chemical (Soda Ash) Partners ("GCSAP") of which the Company owns 51 percent. Minority interests relate solely to partnerships, primarily GCSAP, in which the Company has a controlling interest. Intercompany balances and transactions are eliminated in consolidation.

Included in other current assets at December 31, 2001 and 2002 are taxes receivable of $3,644 and $3,537, respectively.

At each period end the Company assesses the recoverability of its deferred tax assets by reviewing a number of factors including operating trends, future projections and taxable income to determine whether a valuation allowance is required to reduce such deferred tax assets to an amount that is more likely than not to be realized. At December 31, 2002 the Company has reviewed its deferred tax assets

(Dollars in thousands, except share data)

and believes that the valuation allowance reduces such assets to an amount that is more likely than not to be realized.

Inventories are valued at the lower of cost or market, using the last-in, first-out ("LIFO") method for most domestic production inventories and the first-in, first-out ("FIFO") or average-cost method for all other inventories. Production inventory costs include material, labor and factory overhead.

Certain property, plant and equipment are carried at cost and are depreciated using the straight-line method, using estimated lives which range from 2 to 30 years. Mines and machinery and equipment of GCSAP are depreciated using the units-of-production method. Approximately 84 percent of machinery and equipment and 100 percent of mines and quarries are depreciated using the units-of-production method.

The Company evaluates the recoverability of long-lived assets not held for sale by measuring the carrying value of these assets against the estimated future cash flows associated with them. At the time such evaluations indicate that the future cash flows are not sufficient to recover the carrying value of such assets, the assets are adjusted to their fair values.

Deferred financing costs associated with various debt issues are being amortized over the terms of the related debt using the effective interest method.

The Company provides for the expected costs to be incurred for the eventual reclamation of properties pursuant to local law. Reclamation costs are being accrued in accordance with Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations. Included in long-term liabilities at December 31, 2001 and 2002 are accruals of $26,396 and $26,819, respectively, related to these asset retirement obligations. Accretion expense for the years ended December 31, 2001 and 2002 was $264 and $259, respectively.

The Company recognized deferred tax assets and liabilities based on differences between financial statement and tax basis of assets and liabilities using presently enacted tax rates.

The Company does not hold or issue financial instruments for trading purposes.

All highly liquid instruments purchased with a maturity of three months or less are considered to be cash equivalents.

The Company recognizes revenue upon shipment of product with provisions recorded for estimated returns. Included in net revenues and cost of sales are related shipping and handling fees and costs.

In July 2001, the Financial Accounting Standards Board ("FASB"), issued Statement of Financial Accounting Standards ("SFAS") No. 141, Business Combinations and No. 142, Goodwill and Other Intangible Assets. SFAS 141 requires that all business combinations initiated after June 30, 2001, be accounted for using the purchase method of accounting. In addition, it further clarifies the criteria for recognition of intangible assets separately from goodwill. The Company adopted this statement effective July 1, 2001. SFAS 142 establishes new standards for goodwill acquired in a business combination and eliminates the amortization of goodwill over its estimated useful life. Rather, goodwill will now be tested for impairment annually, or more frequently if circumstances indicate potential impairment, by applying a fair value based test. The Company adopted this statement effective January 1, 2002. The adoption of this standard did not have a material impact on the Company's financial position or results of operations.

In August 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The Company adopted SFAS 143 effective

(Dollars in thousands, except share data)

January 1, 2001. The adoption of this standard did not have a material impact on the Company's financial position or results of operations.

In October 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS 144 addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of. SFAS 144 supersedes FASB Statement 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. SFAS 144 retains the fundamental provisions of SFAS 121 for (a) recognition and measurement of the impairment of long-lived assets to be held and used and (b) measurement of long-lived assets to be disposed of by sale. The Company adopted this statement effective January 1, 2002. The adoption of this standard did not have a material impact on the Company's financial position or results of operations.

In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements 4, 44 and 64, Amendment of FASB Statement 13, and Technical Corrections. SFAS 145 rescinds the provisions of SFAS 4 that requires companies to classify certain gains and losses from debt extinguishments as extraordinary items, eliminates the provisions of SFAS 44 regarding transition to the Motor Carrier Act of 1980 and amends the provisions of SFAS 13 to require that certain lease modifications be treated as sale leaseback transactions. The provisions of SFAS 145 related to classification of debt extinguishment are effective for fiscal years beginning after May 15, 2002. Commencing January 1, 2003, the Company will classify debt extinguishment costs within income from operations. The provisions of SFAS 145 related to lease modifications are effective for transactions occurring after May 15, 2002. The Company does not expect the provisions of SFAS 145 related to lease modifications to have a material impact on its financial position or results of operations.

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS 146 nullifies Emerging Issues Task Force ("EITF") No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). The principal difference between SFAS 146 and EITF 94-3 relates to its requirements for recognition of a liability for a cost associated with an exit or disposal activity. SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF 94-3, a liability for an exit cost was recognized at the date of an entity's commitment to an exit plan. SFAS 146 is effective for exit and disposal activities that are initiated after December 31, 2002. The Company does not expect the provisions of SFAS 146 to have a material impact on its financial position or results of operations.

In December 2002, the FASB issued SFAS No. 148 Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of FASB Statement No. 123. SFAS 148 amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company is required to implement SFAS 148 in fiscal 2003 and certain disclosure provisions for the year ended December 31, 2002. The Company does not expect the provisions of SFAS 148 to have a material impact on its financial position or results of operations.

The Company accounts for stock based compensation issued to employees in accordance with Accounting Principles Board Opinion No. 25 ("APB 25"), Accounting for Stock Issued to Employees, which recognizes compensation expense based upon the intrinsic value of the stock options as of the date of grant. SFAS 123 encourages, but does not require, companies to recognize compensation expense for grants of stock options based on their fair value. The Company has elected, as permitted by

SFAS 123, to adopt the disclosure requirement of SFAS 123 and to continue to account for stock based compensation under APB 25.

Had compensation expense for the Company been determined based upon the fair value method in accordance with SFAS 123, the Company's net loss and loss per share would have been increased to the pro forma amounts as follows:

	Years Ended December 31,		
	2000	2001	2002
	(In thousands, except per share amounts)		
Net loss as reported	$(48,529)	$(11,527)	$ (8,364)
Deduct: Total stock based employee compensation expense determined under fair value based methods for all awards, net of related tax effects	(715)	(446)	(176)
Pro forma net loss	$(49,244)	$(11,973)	$ (8,540)
Basic and diluted loss per share as reported	$ (23.05)	$ (3.70)	$ (2.14)
Pro forma	(23.38)	(3.84)	(2.18)
Weighted average fair value of options granted at market price during year	$ 15.64	$ 2.40	$ —

The pro forma disclosures shown above were calculated for all options using Black-Scholes option pricing model with the following assumptions:

	Years Ended December 31,		
	2000	2001	2002
Expected dividend yield	—	—	—
Expected stock price volatility	107%	104%	108%
Risk-free interest rate	6.64%	6.07%	5.72%
Weighted average expected life (in years)	6	6	6

In November 2002, FASB Interpretation ("FIN") 45, Guarantor's Accounting And Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, was approved by the FASB. FIN 45 clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The interpretation also requires enhanced and additional disclosures of guarantees in financial statements ending after December 15, 2002. In the normal course of business, the Company does not issue guarantees, accordingly this interpretation has no effect on the financial statements.

Certain prior-period amounts have been reclassified to conform with the current presentation.

Note 3—Capital Stock

The Company's authorized capital stock consists of 10,000,000 shares of Common Stock, par value $.01 per share, of which 3,174,721 and 3,203,160 were outstanding at December 31, 2001 and 2002, respectively, and 4,000,000 shares of Class B Common Stock, par value $.01 per share, which has ten votes per share, is subject to significant restrictions on transfer and is convertible at any time into Common Stock on a share-for-share basis, of which 700,639 were outstanding at December 31, 2001 and 2002. The Common Stock and Class B Common Stock are substantially identical, except for the disparity in voting power, restriction on transfer and conversion provisions.

The Company's Preferred Stock, par value $.01 per share, consists of 1,000,000 authorized shares, none of which was outstanding at December 31, 2001 and 2002.

(Dollars in thousands, except share data)

Note 4—Earnings (Loss) Per Common Share

The computation of basic earnings (loss) per common share is based on the weighted average number of common shares and contingently issuable shares outstanding during the period. The computation of diluted earnings (loss) per common share assumes the foregoing and, in addition, the exercise of all stock options and restricted units, using the treasury stock method.

The components of the denominator for basic earnings (loss) per common share and diluted earnings (loss) per common share are reconciled as follows:

	Years Ended December 31,		
	2000	2001	2002
Basic earnings (loss) per common share:			
Weighted average common shares outstanding	2,105,499	3,118,533	3,910,710
Diluted earnings (loss) per common share:			
Weighted average common shares outstanding	2,105,499	3,118,533	3,910,710
Options and Restricted Units	—	—	—
Denominator for diluted earnings (loss) per common share	2,105,499	3,118,533	3,910,710

Options to purchase 231,770, 215,396 and 219,736 of common stock at December 31, 2000, 2001 and 2002, respectively, were excluded from the computation of diluted earnings (loss) per common share because the option exercise price was greater than the average market price of the common shares. The options, which expire during 2008, 2009, and 2010 were still outstanding at December 31, 2002. At December 31, 2001 and 2002, 28,469 and 13,469 options and restricted units, respectively, were not included in the calculation of diluted earnings (loss) per common share because their inclusion would have resulted in an antidilutive effect.

Note 5—Income Taxes

Income (loss) before income taxes is as follows:

	Years Ended December 31,		
	2000	2001	2002
United States	$ (4,317)	$ (5,935)	$(3,441)
Foreign	(60,509)	(5,294)	(4,893)
Total	$(64,826)	$(11,229)	$(8,334)

The components of the income tax provision (benefit) are as follows:

	Years Ended December 31,		
	2000	2001	2002
United States:			
Current	$ 3,824	$(1,190)	$(5,068)
Deferred	(5,189)	1,290	5,068
Foreign:			
Current	(12,159)	(882)	56
Deferred	(2,671)	1,080	(26)
State:			
Current	201	(76)	—
Deferred	(303)	76	—
Total	$(16,297)	$ 298	$ 30

(Dollars in thousands, except share data)

A summary of the components of deferred tax assets and liabilities is as follows:

	December 31,	
	2001	2002
Postretirement benefits	$12,487	$12,150
Nondeductible accruals	12,498	11,669
Foreign operations	1,148	—
Other	110	99
Deferred tax assets	26,243	23,918
Property, plant and equipment	2,200	3,270
Pensions	6,024	7,053
Inventory	693	740
Deferred tax liabilities	8,917	11,063
Valuation allowance	11,986	12,855
Net deferred tax assets	$ 5,340	$ —

In 2002, the Company recorded an additional valuation allowance related to their entire domestic operations. The Company had previously recorded a valuation allowance related to the idling of the synthetic soda ash production capacity in Amherstburg, Ontario, Canada.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some or all of the deferred tax assets will not be realized. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. The Company has concluded that for the year ended December 31, 2002, it is more likely than not that it will not be able to realize its domestic net deferred tax assets during the carryforward period. Accordingly, the Company recorded a full valuation allowance on all domestic net deferred tax assets. The Company will continue to monitor the likelihood of realizing its net deferred tax assets. Future adjustments to the deferred tax asset valuation allowance will be recorded as necessary.

The difference between the Company's effective income tax rate and the United States statutory rate is reconciled below:

	Years Ended December 31,		
	2000	2001	2002
U.S. federal statutory rate	35.0%	35.0%	35.0%
Valuation allowance	—	(22.0)	(64.4)
State income taxes, net of federal benefit	0.1	0.7	1.4
Tax effect of foreign operations	(10.4)	(17.7)	(13.8)
Depletion	0.6	2.0	19.5
Excess federal refund	—	—	23.2
Other	(0.2)	(0.7)	(1.3)
Total	25.1%	(2.7)%	(0.4)%

In connection with the Spinoff, the Company entered into a tax sharing agreement with GenTek which requires GenTek to indemnify and hold harmless the Company for consolidated tax liabilities attributable to periods prior to the Spinoff date. On October 11, 2002 GenTek filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code. Although GenTek has agreed to indemnify and hold the Company harmless with respect to all such liabilities and to bear all of the Company's expenses for defending any claims related to these matters, the Company's results of operations or financial condition could be materially adversely affected in the event GenTek is unable or unwilling to perform its indemnification obligations.

(Dollars in thousands, except share data)

Note 6—Pension Plans and Other Postretirement Benefits

The Company maintains several defined benefit pension plans covering substantially all employees. A participating employee's annual postretirement pension benefit is determined by the employee's credited service and, in most plans, final average annual earnings with the Company. Vesting requirements are five years in the U.S. and two years in Canada. The Company's funding policy is to annually contribute the statutorily required minimum amount as actuarially determined. The Company also maintains several plans providing non-pension postretirement benefits covering substantially all hourly and certain salaried employees. The Company funds these benefits on a pay-as-you-go basis. Pension assets of $11,944 and $13,011 at December 31, 2001 and 2002, respectively, are included in other assets on the balance sheet. The long-term portion of accrued non-pension postretirement benefit cost of $35,066 and $35,443 and pension liabilities of $8,822 and $9,391 at December 31, 2001 and 2002, respectively, are included in other liabilities on the balance sheet. The Company's consolidated net periodic benefit cost related to pension benefits, which has been recorded in the accompanying statement of operations in 2000, 2001 and 2002, was $6,605, $1,889 and $1,746 respectively. The Company's consolidated net periodic benefit cost related to other postretirement benefits, which has been recorded in the accompanying statement of operations in 2000, 2001 and 2002, was ($589), $1,814 and $2,417, respectively.

The recent decline in the global equity markets has resulted in a decrease in the value of the assets in our defined benefit pension plans. This decline will likely adversely affect our related accounting results in future periods through higher pension expense, additional minimum liabilities with corresponding reductions in equity, and increased cash funding requirements. In addition, the Company may incur higher expense related to our non-pension postretirement plans as a result of higher health care cost trends.

The Company recorded a minimum pension liability of approximately $8.2 million with corresponding reductions in minority interest of $0.8 million and equity of $7.4 million on December 31, 2002. In addition, based on the value of the assets in our defined benefit pension plans, we will be required to fund approximately $5.2 million to the plans in fiscal 2003.

	Pension Benefits December 31,			Other Postretirement Benefits December 31,		
United States:	2000	2001	2002	2000	2001	2002
Components of Net Periodic Benefit Cost:						
Service Cost	$ 2,206	$ 2,013	$ 2,048	$ 756	$ 773	$ 884
Interest Cost	5,196	5,437	5,698	1,098	1,163	1,337
Expected Return on Plan Assets	(5,928)	(6,618)	(6,856)	—	—	—
Amortization of Net Prior Service Cost	784	825	1,325	(840)	(840)	(840)
Gain	(255)	(600)	(425)	(367)	(210)	(77)
Net Periodic Benefit Cost	$ 2,003	$ 1,057	$ 1,790	$ 647	$ 886	$1,304

(Dollars in thousands, except share data)

	Pension Benefits December 31,		Other Postretirement Benefits December 31,	
	2001	2002	2001	2002
Change in Benefit Obligation:				
Benefit Obligation at Prior Measurement Date	$ 79,317	$ 80,225	$ 15,940	$ 19,270
Service Cost	2,013	2,048	773	884
Interest Cost	5,437	5,698	1,163	1,337
Actuarial (Gain)/Loss	(4,088)	6,873	2,224	3,268
Benefits Paid	(2,917)	(3,251)	(830)	(1,292)
Plan Amendments	463	(8,184)	—	—
Benefit Obligation at Measurement Date	$ 80,225	$ 83,409	$ 19,270	$ 23,467
Change in Plan Assets:				
Fair Value of Assets at Prior Measurement Date	$ 76,452	$ 66,410	$ —	$ —
Actual Return on Plan Assets	(9,981)	(2,858)	—	—
Employer Contributions	2,856	1,220	830	1,292
Benefits Paid	(2,917)	(3,251)	(830)	(1,292)
Fair Value of Assets at Measurement Date	$ 66,410	$ 61,521	$ —	$ —
Reconciliation of Funded Status:				
Funded Status	$(13,815)	$(21,888)	$(19,270)	$(23,467)
Unrecognized Net Prior Service Cost	2,976	(6,538)	(2,856)	(1,770)
(Gain) Loss	2,017	19,035	(1,352)	1,747
Net Amount Recognized	$ (8,822)	$ (9,391)	$(23,478)	$(23,490)

The change in benefit obligation includes the effect of plan amendments due to 2002 labor contract renewals.

For pension plans included above with accumulated benefit obligations in excess of plan assets, for 2001 and 2002, the projected benefit obligations were $45,370 and $83,409 respectively, the accumulated benefit obligations were $35,612 and $78,880 respectively, and the fair values of plan assets for those plans were $32,628 and $61,521, respectively.

The assumptions used in accounting for the plans were as follows:

	2000	2001	2002
Discount rate	7½%	7¼%	6¾%
Long-term rate of return on assets	9%	9%	8¾%
Average rate of increase in employee compensation	5%	5%	4%

The assumption used in accounting for the non-pension postretirement plans in 2002 was an 11 percent health care cost trend rate. A one percent increase in the health care trend rate would increase the accumulated postretirement benefit obligation by $886 at year-end 2002 and the net periodic cost by $73 for the year. A one percent decrease in the health care trend rate would decrease the accumulated postretirement benefit obligation by $991 at year-end 2002 and the net periodic cost by $82 for the year.

(Dollars in thousands, except share data)

The dates used to measure plan assets and liabilities were October 31, 2001 and 2002 for all plans. Pension plan assets are invested primarily in stocks, bonds, short-term securities and cash equivalents.

Canada:	Pension Benefits December 31, 2000	2001	2002	Other Postretirement Benefits December 31, 2000	2001	2002
Components of Net Periodic Benefit Cost:						
Service Cost	$ 1,380	$ 1,135	$ 608	$ 298	$125	$ 150
Interest Cost	3,944	4,590	4,211	975	803	947
Expected Return on Plan Assets	(5,368)	(5,749)	(5,237)	—	—	—
Curtailment Loss	397	—	—	—	—	—
Settlement Loss (Gain)	4,071	778	—	(2,509)	—	—
Amortization of Net Prior Service Cost	78	78	29	—	—	(74)
Loss	100	—	345	—	—	90
Net Periodic Benefit Cost	$ 4,602	$ 832	$ (44)	$(1,236)	$928	$1,113

	Pension Benefits December 31, 2001	2002	Other Postretirement Benefits December 31, 2001	2002
Change in Benefit Obligation:				
Benefit Obligation at Prior Measurement Date	$ 57,604	$ 64,337	$ 11,333	$ 12,496
Service Cost	1,135	608	125	150
Interest Cost	4,590	4,211	803	947
Actuarial Loss (Gain)	1,961	(8,559)	1,311	10,397
Foreign Currency Translation	(2,408)	(779)	(475)	(151)
Benefits Paid	(3,842)	(3,966)	(601)	(608)
Curtailment Loss	—	4,376	—	—
Plan Amendment	—	—	—	(3,494)
Settlement Loss (Gain)	5,297	(3,506)	—	—
Benefit Obligation at Measurement Date	$ 64,337	$ 56,722	$ 12,496	$ 19,737
Change in Plan Assets:				
Fair Value of Assets at Prior Measurement Date	$ 68,718	$ 62,977	$ —	$ —
Actual Return on Plan Assets	(3,221)	(2,675)	—	—
Employer Contributions	4,182	2,486	601	608
Foreign Currency Translation	(2,860)	(762)	—	—
Settlements	—	(3,980)	—	—
Benefits Paid	(3,842)	(3,966)	(601)	(608)
Fair Value of Assets at Measurement Date	$ 62,977	$ 54,080	$ —	$ —
Reconciliation of Funded Status:				
Funded Status	$ (1,360)	$ (2,690)	$(12,496)	$(19,737)
Unrecognized Net Prior Service Cost	30	—	—	(3,420)
Loss	13,274	15,701	908	11,204
Net Amount Recognized	$ 11,944	$ 13,011	$(11,588)	$(11,953)

(Dollars in thousands, except share data)

The assumptions used in accounting for the plans were as follows:

	2000	2001	2002
Discount rate	7½%	7¼%	7%
Long-term rate of return on assets	9%	9%	8%
Average rate of increase in employee compensation	5¼%	5¼%	4%

The assumption used in accounting for the non-pension postretirement plans was a health care cost trend rate ranging from 6.3 percent in 2003 (decreasing to 3.9 percent in 2010 and beyond) to 10 percent in 2003 (decreasing to 5 percent in 2011 and beyond). A one percent increase in the health care trend rate would increase the accumulated postretirement benefit obligation by $5,631 at year-end 2002 and the net periodic cost by $448 for the year. A one percent decrease in the health care trend rate would decrease the accumulated postretirement benefit obligation by $4,313 at year-end 2002 and the net periodic cost by $355 for the year.

The dates used to measure plan assets and liabilities were October 31, 2001 and 2002 for all plans. Pension plan assets are invested primarily in stocks, bonds, short-term securities and cash equivalents.

Note 7—Commitments and Contingencies

Future minimum rental payments for operating leases (primarily for transportation equipment, mining equipment, offices and warehouses) having initial or remaining noncancellable lease terms in excess of one year as of December 31, 2002 are as follows:

Years Ending December 31,	
2003	$10,851
2004	9,555
2005	8,299
2006	6,794
2007	5,007
Thereafter	9,022

Rental expense for the years ended December 31, 2000, 2001 and 2002 was $11,096, $10,034 and $9,421, respectively.

Parent Guaranty and Transfer Agreement. A restated parent guaranty and transfer agreement between New Hampshire Oak, a wholly-owned subsidiary of GCG and the parent of General Chemical Industrial Products Inc. ("GCIP"), and ACI International Limited and TOSOH America, Inc. provides that in the event that either New Hampshire Oak, ACI International Limited or TOSOH America, Inc. (such entities being referred to as a "transferring parent" or "nontransferring parent" as the context requires) proposes to sell or otherwise transfer or cause to be sold or transferred the voting securities of GCIP, The Andover Group, Inc. or TOSOH Wyoming, Inc. (the respective subsidiaries constituting the partners of GCSAP) as the case may be, the nontransferring parents will have the following options: (1) to purchase the transferring parent's subsidiary's interest in GCSAP at fair market value; (2) to require the transferring parent to purchase the nontransferring parents' subsidiaries' interests in GCSAP at fair market value; (3) to buy the voting securities to be sold by the transferring parent on the same terms and conditions and at the same price as the transferring parent proposes to sell or otherwise transfer or cause to be sold or transferred such voting securities; or (4) to cause the proposed transferee to purchase the nontransferring parents' subsidiaries' interests in GCSAP for a price reflecting the price to be paid by the proposed transferee for such voting securities. In the event that New Hampshire Oak ceases to own at least 51 percent of GCIP while GCIP is a partner, GCIP shall pay to The Andover Group, Inc. $2,833.

(Dollars in thousands, except share data)

The Company is involved in certain claims, litigation, administrative proceedings and investigations relative to environmental matters. Although the amount of any ultimate liability which could arise with respect to these matters cannot be accurately predicted, it is the opinion of management, based upon currently available information and the accruals established, that any such liability will have no material adverse effect on the Company's financial condition, results of operations or cash flows.

On March 13, 2000, the Company's Canadian subsidiary received a letter from Environment Canada ("EC"). The letter informed the Company that it faces an alleged violation of the Canadian Fisheries Act, R.S.C., as amended, with respect to effluent discharges at its Amherstburg, Ontario facility. According to EC, the Company's chloride level of its effluent discharged to the Detroit River exceeded permitted levels. The idling of the Amherstburg synthetic soda ash production in April 2001 has improved the quality of the effluent such that it complies with the Canadian Fisheries Act requirements as of August 2001. For principally this reason, EC notified the Company on June 12, 2002 that it was closing its investigation into this matter. Because of the foregoing, the Company does not believe that any additional expenses and/or capital expenditures will be incurred in connection with this matter which would be material to the Company's results of operations and/or financial condition.

GenTek provides the Company with management information services, and subleases to it office space in Parsippany, New Jersey used as its operations headquarters, pursuant to agreements entered into at the Spinoff. On October 11, 2002, GenTek filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code. If GenTek becomes unable to meet its obligations under these agreements, the Company would have to obtain our management information services and office space from third parties. The Company is developing a contingency plan in the event GenTek terminates these agreements. No assurances can be given as to the timely and cost effective replacement of management information services.

Note 8—*Additional Financial Information*

The following are summaries of selected balance sheet items:

Receivables

	December 31,	
	2001	2002
Trade	$44,014	$44,556
Other	6,598	6,953
Allowance for doubtful accounts	(1,996)	(2,117)
	$48,616	$49,392

Inventories

	December 31,	
	2001	2002
Raw materials	$ 1,302	$ 1,172
Work in process	3,448	3,134
Finished products	14,110	16,830
Supplies and containers	6,953	7,112
	$25,813	$28,248

Inventories valued at LIFO amounted to $2,621 and $2,901 at December 31, 2001 and 2002, respectively, which were below estimated replacement cost by $4,099 and $5,043 respectively. The impact of LIFO liquidations in 2001 and 2002 was not significant.

(Dollars in thousands, except share data)

Property, Plant and Equipment

	December 31, 2001	December 31, 2002
Land and improvements	$ 24,534	$ 24,908
Buildings and leasehold improvements	16,650	15,357
Machinery and equipment	217,641	216,874
Construction-in-progress	1,431	3,461
Mines and quarries	16,647	16,658
	276,903	277,258
Less accumulated depreciation and amortization	(176,538)	(186,196)
	$100,365	$ 91,062

Accrued Liabilities

	December 31, 2001	December 31, 2002
Restructuring reserves	$ 4,172	$ 3,169
Wages, salaries and benefits	9,011	9,754
Taxes, other than income taxes	6,773	6,526
Other	10,399	9,817
	$30,355	$29,266

Note 9—Sale of Assets

In the third quarter of 2000, the Company sold a quarry at its Amherstburg, Ontario, Canada location for $8,080, resulting in a pretax gain of $7,671.

Note 10—Restructurings

In the fourth quarter of 2000, the Company recorded a pretax restructuring charge, including related asset writedowns and workforce reductions, of $59.8 million or $28.40 per diluted common share. The restructuring involved the idling of the Company's synthetic soda ash production capacity in Amherstburg, Ontario, Canada which resulted in the writedown of long-lived assets and workforce reductions of approximately 250 hourly and salaried employees. The Company idled this capacity because it requires substantially more resources—principally costly natural gas and necessary capital improvements—for the Company to manufacture synthetic soda ash at Amherstburg than to manufacture natural soda ash at its production facility in Green River, Wyoming. The Company has shifted production from its relatively high-cost synthetic soda ash facility in Amherstburg to its lower-cost natural soda ash facility in Green River, thereby eliminating cash operating losses incurred in operating the Amherstburg facility and reducing its exposure to fluctuations in energy prices.

In the second quarter of 2001, this Company provided for additional pretax restructuring charges of $1.7 million or $0.55 per diluted common share for revised actuarial estimates of employee termination benefits.

The cash and noncash elements of the restructuring charge approximate $16.3 million and $45.2 million, respectively. The components of the restructuring reserve were as follows:

	Balance at December 31, 2000	Utilized Cash	Noncash	Balance at December 31, 2001
Employee severance and termination benefits	$ 8,598	$5,044	$2,470	$1,084
Site preparation costs	4,641	2,858	—	1,783
Other(1)	2,872	1,137	430	1,305
	$16,111	$9,039	$2,900	$4,172

(Dollars in thousands, except share data)

	Balance at December 31, 2001	Utilized Cash	Noncash	Balance at December 31, 2002
Employee severance and termination benefits	$ 1,084	$ 59	$1,025	$ —
Site preparation costs	1,783	687	—	1,096
Other(1)	1,305	2	318	985
	$ 4,172	$ 748	$1,343	$2,081

(1) Primarily includes contract termination fees and environmental compliance.

In the fourth quarter of 2002, the Company recorded a pretax restructuring charge, including related asset writedowns and workforce reductions, of $7.7 million or $1.97 per diluted common share. The restructuring involved the closing of the Company's calcium chloride production capacity in Manistee, Michigan which resulted in the writedown of long-lived assets and workforce reductions of approximately 40 hourly and salaried employees. The Company plans to consolidate its North American production of calcium chloride to its Amherstburg, Ontario production facility. This operations consolidation is intended to improve operating efficiencies, logistics and utilization of capital. It is expected that the restructuring actions will be substantially completed by September 30, 2003.

	Original Accrual	Utilized Cash	Noncash	Balance at December 31, 2002
Writedown of long-lived assets	$6,233	$ —	$6,233	$ —
Employee severance and termination benefits	584	21	—	563
Site preparation costs	440	6	—	434
Other(1)	443	103	249	91
	$7,700	$130	$6,482	$1,088

(1) Primarily includes writedowns of inventories, contract termination fees and environmental compliance.

Note 11—Related Party Transactions

Management Agreement

The Company is party to a management agreement with Latona Associates Inc. (which is controlled by a stockholder of the Company) under which the Company receives corporate supervisory, management and administrative services and strategic guidance for a quarterly fee. This management fee was $1,595, $1,621 and $1,672 in 2000, 2001 and 2002, respectively.

Other Transactions

In connection with the Spinoff of GenTek from the Company in April 1999, GenTek agreed to provide the Company with certain management information services and to sublease to the Company the office space in Parsippany, New Jersey used as its operations headquarters. For the years ended December 31, 2000, 2001 and 2002, the Company paid GenTek $1,692, $1,355, and $1,379 for these services and office space.

The Company supplies soda ash and calcium chloride to GenTek. For the years ended December 31, 2000, 2001 and 2002, sales to GenTek amounted to $4,389, $4,036 and $2,794, respectively.

(Dollars in thousands, except share data)

Note 12—Long-Term Debt

Long-term debt consists of the following:

	Maturities	December 31, 2001	December 31, 2002
$70 Million Revolving Credit Facility-floating rate	April 30, 2004	$ 46,487	$ 44,394
Senior Subordinated Notes—10⅝%	April 30, 2009	100,000	100,000
Total Debt		146,487	144,394
Less: Current Portion		—	—
Net Long-Term Debt		$146,487	$144,394

On April 30, 1999, in connection with the Spinoff, the Company's subsidiary, GCIP, and GCIP's Canadian subsidiary, General Chemical Canada Ltd., entered into an $85,000 revolving credit facility ("Credit Facility") with certain lenders party thereto; The Chase Manhattan Bank, as Administrative Agent, The Chase Manhattan Bank of Canada, as Canadian Administrative Agent, The Bank of Nova Scotia, as Syndication Agent, and The First National Bank of Chicago as Documentation Agent. Of this amount, up to $60,000 is available for borrowing by the Canadian subsidiary. The Company applied the proceeds of its initial borrowing under the Credit Facility and a portion of the proceeds of the offering of its Senior Subordinated Notes to repay approximately $127 million of pre-Spinoff debt. On November 9, 1999, GCIP completed an exchange offer pursuant to which all of GCIP's unregistered 10⅝% Senior Subordinated Notes due 2009 (issued on April 30, 1999) were exchanged for registered 10⅝% Senior Subordinated Notes due 2009 ("Subordinated Notes") that are identical to the terms of the unregistered notes. The Securities and Exchange Commission declared effective GCIP's Registration Statement on Form S-4 with respect to such registered notes on October 6, 1999. In addition, on April 30, 1999, GCIP issued and sold $100,000 aggregate principal amount of 10⅝% Senior Subordinated Notes due 2009.

The Subordinated Notes are unsecured while the Credit Facility is secured by 100 percent of the capital stock of GCIP, 100 percent of the owned capital stock of, and guarantees from, the direct and indirect domestic subsidiaries of the Company, and substantially all of the other assets of the Company. In addition, the portion of the Credit Facility available to the Company's Canadian subsidiary is secured by substantially all of the assets of the Company's Canadian subsidiary. The Subordinated Notes and the Credit Facility contain certain covenants with respect to additional indebtedness, preferred stock issued by subsidiaries, restricted payments, transactions with affiliates, liens, dividends and other payment instructions affecting subsidiaries, consolidations, mergers, the sale of assets and financial tests. Prior to the Spinoff, the Company paid a regular quarterly cash dividend to holders of its Common Stock. The Company has not paid dividends since the Spinoff and does not expect to pay cash dividends in the foreseeable future.

On March 7, 2001, the Company and its lenders entered into an amendment to the Credit Facility, which provided for more flexible financial covenants for 2001 and 2002 and more restrictive covenants regarding restricted payments, investments, incurrence of indebtedness, capital expenditures, sale of assets and related matters. While the Company was in compliance with the amended financial and other covenants contained in the Credit Facility through December 31, 2002, the amendments to the financial covenants expired on that date. The Company anticipates that it will not be able to meet the financial covenants that will be calculated in respect of the Company's financial results for the quarter ending March 31, 2003, which failure will constitute an event of default under the Credit Facility. As a result of the foregoing, the Company's Independent Auditors' Report for the fiscal year ended December 31, 2002 contains an explanatory paragraph regarding the Company's ability to continue as a going concern. The inability of the Company to deliver to its senior lenders an Independent Auditors' Report that does not contain such a paragraph will itself constitute an event of default under the Company's Credit

(Dollars in thousands, except share data)

Facility. The occurrence of an event of default under our Credit Facility would give our senior lenders the right, among other things, to declare all amounts outstanding under the Credit Facility to be immediately due and payable, together with accrued and unpaid interest. In addition, if an event of default occurs, our senior lenders would have the right to block payments of any principal or interest obligation related to our Subordinated Notes or the purchase or redemption of such obligations. In accordance with the Forbearance and Amendment Agreement described below, we do not intend to make the interest payment on the Subordinated Notes that will come due on May 1, 2003. On May 31, 2003, the 30 day grace period with respect to payment defaults on the Subordinated Notes will expire and the failure to make the May 1, 2003 interest payment by such date would constitute an event of default under the Subordinated Notes, following which the holders of the Subordinated Notes may accelerate the amounts due under the related Indenture.

On March 25, 2003, we entered into a Forbearance and Amendment Agreement with the lenders under our Credit Facility, pursuant to which such lenders have agreed not to exercise any remedies for the existing defaults through July 30, 2003 to allow the Company time to pursue a restructuring of its existing indebtedness. During the forbearance period the Company has agreed to restrict its ability to incur additional liens, make payments on account of indebtedness other than indebtedness under the Credit Facility or currently scheduled payments, make any direct or indirect payment on or in respect of the Subordinated Notes, or request Eurodollar loans with an interest period of longer than two months. In addition, the Company has agreed to permanently reduce the total commitments available under our Credit Facility to $70 million and to reduce the total commitments during the forbearance period to the lesser of (i) $60 million or (ii) 115% of the projected usage under the Credit Facility for such day according to a fixed schedule. We are also required under the Forbearance and Amendment Agreement to meet certain milestones in the progress of our restructuring efforts.

The Company intends to negotiate a restructuring of its indebtedness with its senior lenders and representatives of the holders of the Subordinated Notes over the next several months. However, there is no assurance that the Company will be successful in reaching an agreement with its various lenders on a restructuring plan. If the senior lenders were to accelerate maturity of amounts due under the Credit Facility, or if the holders of the Subordinated Notes were to accelerate the amounts due under the Indenture, the Company would not have sufficient funds to repay its outstanding debt, and the Company would have to explore other strategic alternatives, including a sale of assets, obtaining alternative sources of funding or other restructuring alternatives. These conditions, together with the Company's net loss in fiscal 2002, raise substantial doubt about the Company's ability to continue as a going concern. The condensed consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or liabilities that may result from the outcome of this uncertainty.

On May 14, 2001, the Company issued 13,081,048 shares of Common Stock and 3,047,985 shares of Class B Common Stock in connection with the Company's rights offering (corresponding to approximately 1,308,105 and 304,799 shares after the reverse split on July 18, 2001). Pursuant to the rights offering, the holders of record of the Company's Common Stock and Class B Common Stock as of April 16, 2001 received, at no cost, 0.77 rights to purchase one share of Common Stock or Class B Common Stock, as appropriate, of the Company for each share of such stock they held as of the record date. Each whole right entitled its holder to purchase one share of Common Stock or Class B Common Stock, as appropriate, for a subscription price of $0.62 per share. The proceeds to the Company from this issuance of Common Stock and Class B Common Stock of approximately $9.7 million was to pay costs related to the idling of the Company's synthetic soda ash production capacity in Amherstburg, Ontario, Canada and for general corporate purposes.

(Dollars in thousands, except share data)

Note 13—Stock Option Plan and Restricted Unit Plan

The Company's 1996 Stock Option and Incentive Plan (the "1996 Plan") provides for the issuance of up to 220,000 shares of Common Stock. The 1996 Plan authorizes the granting of incentive and nonqualified stock options, stock appreciation rights, restricted and unrestricted stock and performance share awards to executives, directors and other key persons. Any incentive stock options granted under the 1996 Plan must have an exercise price at least equal to the market value of the shares on the day the option is granted and a maximum term of 10 years.

The Company's 2000 Long-Term Incentive Plan (the "2000 Plan") provides for the issuance of up to 200,000 shares of Common Stock. The 2000 Plan authorizes the granting of incentive stock options and non-qualified stock options to officers, employees, directors and other key persons. Any incentive stock options granted under the 2000 Plan must have an exercise price at least equal to the market value of the shares on the day the option is granted and a maximum term of 10 years.

Information with respect to all stock options is summarized below:

	2000		2001		2002	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning at year	194,380	$45.65	236,270	$40.50	230,396	$38.44
Options Granted	46,200	18.51	15,000	2.40	—	—
Options Exercised	—	—	—	—	—	—
Options Cancelled	4,310	37.40	20,874	35.82	10,660	23.59
Outstanding at end of year	236,270	$40.50	230,396	$38.44	219,736	$39.16

The following table summarizes information about stock options outstanding at December 31, 2002:

	Outstanding			Exercisable	
Range of Exercise Prices	Number of Options	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
$0.00–$8.99	15,000	8.75	$ 2.40	15,000	$ 2.40
$9.00–$23.99	33,440	7.16	20.06	20,360	20.09
$24.00–$38.99	17,750	6.29	33.03	17,750	33.03
$39.00–$53.99	119,896	3.67	43.98	83,896	43.96
$54.00–$68.99	33,650	5.03	60.57	32,650	60.66

The Company's Restricted Unit Plan provides for the issuance of 85,000 units, with each unit representing one share of Common Stock to be issued to the participant upon the occurrence of certain conditions ("vesting") unless the participant elects to defer receipt thereof. All awards are subject to a five-year vesting schedule under which a portion of each participant's award vests annually over a five-year period. Dividend equivalents on outstanding units accrue to the benefit of the participants and are paid at the time dividends are paid to Common Stock shareholders. These units were awarded during the second quarter of 1996 in replacement of the rights earned by participants beginning in 1989 under the Phantom Equity Plan and certain other prior equity programs of the Company which were then terminated.

(Dollars in thousands, except share data)

Note 14—Financial Instruments

Fair Value of Financial Instruments

The estimated fair values of the Company's financial instruments are as follows:

	December 31, 2001		December 31, 2002	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Long-term debt	$146,487	$121,487	$144,394	$105,394

The fair values of cash and cash equivalents, receivables and payables approximate their carrying values due to the short-term nature of the instruments.

The fair value of the Company's long-term debt was based on quoted market prices for publicly traded notes and discounted cash flow analyses on its nontraded debt.

The Company periodically enters into interest rate swap agreements to effectively convert a portion of its floating-rate to fixed-rate debt in order to reduce the Company's exposure to movements in interest rates and achieve a desired proportion of variable versus fixed-rate debt, in accordance with the Company's policy. Such agreements involve the exchange of fixed and floating interest rate payments over the life of the agreement without the exchange of the underlying principal amounts. Swap agreements are only entered into with strong creditworthy counterparties. All swap agreements have been designated as cash flow hedges, and all are 100 percent effective. As a result, there is no impact to earnings due to hedge ineffectiveness. The fair value of the swap agreement approximates its carrying value at December 31, 2002. The swap agreement in effect was as follows:

	Notional Amount	Maturities	Interest Rate	
			Receive	Pay
December 31, 2002	$8,793	April, 2004	2.80	3.42

Note 15—Geographic Information

Information regarding geographic areas at December 31, and for each of the years then ended is as follows:

	Net Revenues			Operating Profit (Loss)			Long-Lived Assets(4)	
	2000	2001	2002	2000	2001	2002	2001	2002
United States(1)	$223,880	$231,661	$233,973	$ 17,644	$11,757	$21,253	$ 95,633	$ 83,070
Foreign(2)	107,315	103,127	92,744	(63,996)	(315)	(1,826)	20,564	24,510
Elimination(3)	(34,673)	(48,732)	(48,827)	—	—	—	—	—
	$296,522	$286,056	$277,890	$(46,352)	$11,442	$19,427	$116,197	$107,580

(1) Includes export sales of $70,020, $72,748 and $72,344 for the years ended December 31, 2000, 2001 and 2002, respectively.

(2) Principally Canada.

(3) Sales between geographic areas are recorded at prices comparable to market prices charged to third-party customers and are eliminated in consolidation.

(4) Represents all noncurrent assets except deferred tax assets and financial investments.

(Dollars in thousands, except share data)

Note 16—Segment Information

Industry segment information is summarized as follows:

	2000	2001	2002
Net revenues:			
Soda Ash	$237,799	$227,582	$221,620
Calcium Chloride	58,723	58,474	56,270
Total	$296,522	$286,056	$277,890
Income (loss) before income taxes:			
Soda Ash	$(59,700)	$ 5,254	$ 14,779
Calcium Chloride	6,189	1,067	(7,203)
Subtotal	(53,511)	6,321	7,576
Eliminations and other Corporate expenses	(11,315)	(17,550)	(15,910)
Total	$(64,826)	$(11,229)	$ (8,334)

Income (loss) before income taxes for the calcium chloride segment include a restructuring charge of $7,700 recorded in the fourth quarter of 2002. Income (loss) before income taxes for the soda ash segment includes a restructuring charge of $1,721 recorded in the second quarter of 2001. Income (loss) before income taxes for the soda ash segment includes a restructuring charge of $59,802 recorded in the fourth quarter of 2000. Income (loss) before income taxes for elimination and other corporate expenses includes a gain on sale of assets of $7,671 recorded in the third quarter of 2000.

	2000	2001	2002
Capital Expenditures:			
Soda Ash	$14,360	$ 4,347	$ 2,958
Calcium Chloride	6,102	3,648	4,895
Elimination and other corporate expenses	374	441	36
	$20,836	$ 8,436	$ 7,889
Depreciation & Amortization:			
Soda Ash	$17,006	$14,605	$ 9,180
Calcium Chloride	948	1,169	1,521
Elimination and other corporate expenses	1,194	1,310	908
	$19,148	$17,084	$11,609

(Dollars in thousands, except share data)

Note 17—Unaudited Quarterly Information

	2001				
	First	Second	Third	Fourth	Year
Net revenues	$65,326	$79,369	$73,201	$ 68,160	$286,056
Gross profit	842	10,050	7,669	11,504	30,065
Net loss	(8,147)	(1,084)	(1,969)	(327)	(11,527)
Loss per common share:					
Basic	(3.85)	(.34)	(.53)	(.09)	(3.70)
Diluted	(3.85)	(.34)	(.53)	(.09)	(3.70)

	2002				
	First	Second	Third	Fourth	Year
Net revenues	$57,377	$73,830	$71,327	$ 75,356	$277,890
Gross profit	8,257	10,955	12,885	10,879	42,976
Net income (loss)	(1,787)	1,224	766	(8,567)	(8,364)
Earnings (loss) per common share:					
Basic	(0.46)	0.31	0.20	(2.19)	(2.14)
Diluted	(0.46)	0.31	0.19	(2.19)	(2.14)

Item 9. ***Changes In and Disagreements with Accountants on Accounting and Financial Disclosure***

None.

PART III

Item 10. *Directors and Executive Officers of the Registrant*

Directors. For information relating to the Company's Directors, see the information under the caption "Nomination and Election of Directors" in the Company's definitive 2002 Proxy Statement (the "Proxy Statement"), which is hereby incorporated by reference.

Executive Officers. For information relating to the Company's executive officers, see the information under the caption "Employees/Labor Relations" in Part I of this report.

Compliance with Section 16(a) of the Exchange Act. For information relating to the compliance of the directors and officers of the Company, as well as any holder of ten percent or more of any registered class of the equity securities of the Company, with Section 16(a) of the Exchange Act, see the information under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" in the Company's Proxy Statement, which is hereby incorporated by reference.

Item 11. *Executive Compensation*

Executive Compensation. For information relating to the compensation of the Company's executives, see the information under the caption "Compensation of Directors and Executive Officers" in the Company's Proxy Statement, which is hereby incorporated by reference.

Item 12. *Security Ownership of Certain Beneficial Owners and Management*

Security Ownership of Certain Beneficial Owners. For information relating to the beneficial ownership of more than five percent of the Company's Common Stock and Class B Common Stock, see the information under the caption "Security Ownership of Certain Beneficial Owners and Management" in the Company's Proxy Statement, which is hereby incorporated by reference.

Security Ownership of Management. For information relating to the beneficial ownership of the Company's Common Stock and Class B Common Stock by management, see the information under the caption "Security Ownership of Certain Beneficial Owners and Management" in the Company's Proxy Statement, which is hereby incorporated by reference.

Item 13. *Certain Relationships and Related Transactions*

Certain Relationships and Related Transactions. For information relating to certain relationships and related transactions of the Company, see the information under the caption "Certain Relationships and Transactions" in the Company's Proxy Statement, which is hereby incorporated by reference.

Item 14. *Controls and Procedures*

The Company has established disclosure controls and procedures to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to the officers who certify the Company's financial reports and to other members of senior management and the Board of Directors.

Based on their evaluation as of a date within 90 days of the filing date of this Annual Report on Form 10-K, the principal executive officer and principal financial officer of The General Chemical Group Inc. have concluded that The General Chemical Group Inc.'s disclosure controls and procedures (as defined in Rules 13a-14[c] and 15d-14[c] under the Securities Exchange Act of 1934) are effective to ensure that the information required to be disclosed by The General Chemical Group Inc. in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time period specified in SEC rules and forms.

There were no significant changes in The General Chemical Group Inc.'s internal controls or in other factors that could significantly affect those controls subsequent to the date of their most recent evaluation.

PART IV

Item 15. ***Exhibits, Financial Statement Schedules and Reports on Form 10-K.***

Exhibit No.	Description
*3.1	—Amended and Restated Certificate of Incorporation of the Company
*3.2	—Amended and Restated By-Laws of the Company
*4.1	—Specimen Certificate for shares of Common Stock, $.01 par value, of the Company
*10.1	—Agreement dated as of March 15, 1996 between Paul M. Montrone and the Company
†10.4	—Restated Environmental Matters Agreement among Allied-Signal, Henley, The Wheelabrator Group Inc., New Hampshire Oak, Inc., and Fisher Scientific Group Inc., dated as of February 26, 1986, as amended and restated as of July 28, 1989
†10.5	—Second Amended and Restated Partnership Agreement of GCSAP dated June 30, 1992, among General Chemical, The Andover Group, Inc., and TOSOH Wyoming, Inc.
†10.6	—Amended and Restated Parent Guaranty and Transfer Agreement dated June 30, 1992, among New Hampshire Oak, Inc., ACI International Limited and TOSOH America, Inc.
*10.7	—The General Chemical Group Inc. Deferred Compensation Plan for Non-Employee Directors
*10.8	—The General Chemical Group Inc. Retirement Plan for Non-Employee Directors
*10.9	—The General Chemical Group Inc. Restricted Unit Plan for Non-Employee Directors
*10.10	—The General Chemical Group Inc. 1996 Stock Option and Incentive Plan
*10.11	—The General Chemical Group Inc. Performance Plan
*10.12	—The General Chemical Group Inc. Restricted Unit Plan
‡10.13	—First Amendment to General Chemical Corporation Equity Program, effective as of October 1, 1993.
*10.14	—General Chemical Group Dividend Award Program, as amended December 15, 1995, effective as of October 1, 1993
*10.15	—General Chemical Corporation Supplemental Savings and Retirement Plan
**10.16	—Employee Benefits Agreement among The General Chemical Group Inc. and GenTek Inc.
**10.17	—Intellectual Property Agreement among General Chemical Industrial Products Inc., General Chemical Corporation, GenTek, Inc. and The General Chemical Group Inc.
**10.18	—Credit Agreement, dated as of April 30, 1999, among General Chemical Industrial Products Inc., and General Chemical Canada Ltd. as Borrowers, the several Lenders from time to time parties thereto, The Chase Manhattan Bank, as Administrative Agent, The Chase Manhattan Bank of Canada, as Canadian Administrative Agent, The Bank of Nova Scotia, as Syndication Agent, and The First National Bank of Chicago as Documentation Agent
10.19	—First Amendment, dated as of March 7, 2001, to the Credit Agreement referred to in Exhibit 10.18
**10.20	—Guarantee and Collateral Agreement, dated as of April 30, 1999, made by General Chemical Industrial Products Inc., and certain of its subsidiaries in favor of the Chase Manhattan Bank, as Collateral Agent. Incorporated by reference to the relevant exhibit to the GCG First Quarter 1999 10-Q.
**10.21	—Amended and Restated Management Agreement between Latona Associates Inc. and The General Chemical Group Inc. Incorporated by reference to the relevant exhibit to The General Chemical Group Inc.'s 10-Q for the three months ended June 30, 1999 with the Securities and Exchange Commission on August 16, 1999 (the "GCG Second Quarter 10-Q").
**10.22	—Tax Sharing Agreement between The General Chemical Group Inc. and GenTek Inc.
**10.23	—Sublease Agreement between General Chemical Industrial Products Inc. and General Chemical Corporation.

Exhibit No.	Description
**10.24	—Transition Support Agreement between The General Chemical Group Inc. and GenTek Inc.
***10.25	—Forbearance and Amendment Agreement, dated as of March 25, 2003, to the Credit Agreement referred to in Exhibit 10.18
11	—Statement regarding computation of per share earnings
**22	—Subsidiaries of the Company

* Incorporated by reference to the relevant exhibit to the Company's Registration Statement on form S-1 filed with the Securities and Exchange Commission (the "SEC") on May 3, 1996, File No. 33-83766.

** Incorporated by reference to the relevant exhibit to the Registration Statement on Form S-4 of General Chemical Industrial Products Inc. filed with the SEC on September 30, 1999, File No. 333-81469.

*** Filed Herewith.

† Incorporated by reference to the relevant exhibit to General Chemical Corporation's Registration Statement filed with the SEC on August 11, 1993, File No. 33-64824.

‡ Incorporated by reference to the relevant exhibit to General Chemical Corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 1993 filed with the SEC.

Financial Statements

See Item 8, beginning on page 22.

Financial Statement Schedules

See Index to Financial Statement Schedules on page 51.

Reports on Form 8-K

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Hampton, State of New Hampshire on the 31st day of March 2003.

THE GENERAL CHEMICAL GROUP INC.

By: /s/ DAVID S. GRAZIOSI
David S. Graziosi
Vice President and Chief Financial Officer
March 31, 2003

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant in the capacities and on the dates indicated.

Signature	Capacity	Date
/s/ PAUL M. MONTRONE (Paul M. Montrone)	Chairman of the Board and Director	March 31, 2003
/s/ JOHN M. KEHOE, JR. (John M. Kehoe, Jr.)	President, Chief Executive Officer (Principal Executive Officer) and Director	March 31, 2003
/s/ DAVID S. GRAZIOSI (David S. Graziosi)	Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	March 31, 2003
/s/ PAUL M. MEISTER (Paul M. Meister)	Director	March 31, 2003
/s/ PHILIP E. BEEKMAN (Philip E. Beekman)	Director	March 31, 2003
/s/ GERALD J. LEWIS (Gerald J. Lewis)	Director	March 31, 2003
/s/ JOSEPH M. VOLPE (Joseph M. Volpe)	Director	March 31, 2003

THE GENERAL CHEMICAL GROUP INC.

INDEX TO FINANCIAL STATEMENT SCHEDULES

Schedules required by Article 12 of Regulation S-X, other than those listed above, are omitted because of the absence of the conditions under which they are required or because the required information is included in the consolidated financial statements or notes thereto.

SCHEDULE II

THE GENERAL CHEMICAL GROUP INC.

VALUATION AND QUALIFYING ACCOUNTS

	Balance at Beginning of Period	Additions Charged to Income	Deductions from Reserves	Translation Adjustment During Period	Balance at End of Period
			(In thousands)		
Year ended December 31, 2000					
Allowance for doubtful accounts	$2,679	$397	$(526)	$(15)	$2,535
Year ended December 31, 2001					
Allowance for doubtful accounts	$2,535	$202	$(713)	$(28)	$1,996
Year ended December 31, 2002					
Allowance for doubtful accounts	$1,996	$651	$(533)	$ 3	$2,117

EXHIBIT INDEX

Exhibit No.	Description	Page
*3.1	—Amended and Restated Certificate of Incorporation of the Company..........	
*3.2	—Amended and Restated By-Laws of the Company............................	
*4.1	—Specimen Certificate for shares of Common Stock, $.01 par value, of the Company..	
*10.1	—Agreement dated as of March 15, 1996 between Paul M. Montrone and the Company..	
†10.4	—Restated Environmental Matters Agreement among Allied-Signal, Henley, The Wheelabrator Group Inc., New Hampshire Oak, Inc., and Fisher Scientific Group Inc., dated as of February 26, 1986, as amended and restated as of July 28, 1989	
†10.5	—Second Amended and Restated Partnership Agreement of GCSAP dated June 30, 1992, among General Chemical, The Andover Group, Inc., and TOSOH Wyoming, Inc.	
†10.6	—Amended and Restated Parent Guaranty and Transfer Agreement dated June 30, 1992, among New Hampshire Oak, Inc., ACI International Limited and TOSOH America, Inc.	
*10.7	—The General Chemical Group Inc. Deferred Compensation Plan for Non-Employee Directors	
*10.8	—The General Chemical Group Inc. Retirement Plan for Non-Employee Directors	
*10.9	—The General Chemical Group Inc. Restricted Unit Plan for Non-Employee Directors	
*10.10	—The General Chemical Group Inc. 1996 Stock Option and Incentive Plan.....	
*10.11	—The General Chemical Group Inc. Performance Plan........................	
*10.12	—The General Chemical Group Inc. Restricted Unit Plan......................	
‡10.13	—First Amendment to General Chemical Corporation Equity Program, effective as of October 1,1993	
*10.14	—General Chemical Group Dividend Award Program, as amended December 15, 1995, effective as of October 1, 1993	
*10.15	—General Chemical Corporation Supplemental Savings and Retirement Plan....	
**10.16	—Employee Benefits Agreement among The General Chemical Group Inc., and GenTek Inc.	
**10.17	—Intellectual Property Agreement among General Chemical Industrial Products Inc., General Chemical Corporation, GenTek, Inc. and The General Chemical Group Inc.	
**10.18	—Credit Agreement, dated as of April 30, 1999, among General Chemical Industrial Products Inc., and General Chemical Canada Ltd. as Borrowers, the several Lenders from time to time parties thereto, The Chase Manhattan Bank, as Administrative Agent, The Chase Manhattan Bank of Canada, as Canadian Administrative Agent, The Bank of Nova Scotia, as Syndication Agent, and The First National Bank of Chicago as Documentation Agent	
10.19	—First Amendment, dated as of March 7, 2001, to the Credit Agreement referred to in Exhibit 10.18	
**10.20	—Guarantee and Collateral Agreement, dated as of April 30, 1999, made by General Chemical Industrial Products Inc., and certain of its subsidiaries in favor of the Chase Manhattan Bank, as Collateral Agent. Incorporated by reference to the relevant exhibit to the GCG First Quarter 1999 10-Q	

Exhibit No.	Description	Page
**10.21	—Amended and Restated Management Agreement between Latona Associates Inc. and The General Chemical Group Inc. Incorporated by reference to the relevant exhibit to The General Chemical Group Inc.'s 10-Q for the three months ended June 30, 1999 with the Securities and Exchange Commission on August 16, 1999 (the "GCG Second Quarter 10-Q")	
**10.22	—Tax Sharing Agreement between The General Chemical Group Inc. and GenTek Inc.	
**10.23	—Sublease Agreement between General Chemical Industrial Products Inc. and General Chemical Corporation	
**10.24	—Transition Support Agreement between The General Chemical Group Inc. and GenTek Inc.	
***10.25	—Forbearance and Amendment Agreement, dated March 25, 2003, to the Credit Agreement referred to Exhibit 10.18	
11	—Statement regarding computation of per share earnings	
**22	—Subsidiaries of the Company	

* Incorporated by reference to the relevant exhibit to the Company's Registration Statement filed with the Securities and Exchange Commission (the "SEC") on May 3, 1996, File No. 33-83766.

** Incorporated by reference to the relevant exhibit to the Registration Statement on Form S-4 of General Chemical Industrial Products Inc. filed with the SEC on September 30, 1999, File No. 333-81469.

*** Filed Herewith.

† Incorporated by reference to the relevant exhibit to General Chemical Corporation's Registration Statement filed with the SEC on August 11, 1993, File No. 33-64824.

‡ Incorporated by reference to the relevant exhibit to General Chemical Corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 1993 filed with the SEC.

CERTIFICATION

I, John M. Kehoe, Jr., certify that:

1. I have reviewed this annual report on Form 10-K of The General Chemical Group Inc. ("Registrant");

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of Registrant as of, and for, the periods presented in this annual report;

4. Registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for Registrant and have:

    a) designed such disclosure controls and procedures to ensure that material information relating to Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

    b) evaluated the effectiveness of Registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

    c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation of the Evaluation Date;

5. Registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to Registrant's auditors and the audit committee of Registrant's board of directors (or persons performing the equivalent functions):

    a) all significant deficiencies in the design or operation of internal controls which could adversely affect Registrant's ability to record, process, summarize and report financial data and have identified for Registrant's auditors any material weaknesses in internal controls; and

    b) any fraud, whether or not material, that involves management or other employees who have a significant role in Registrant's internal controls; and

6. Registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

/s/ JOHN M. KEHOE, JR.

John M. Kehoe, Jr.
President, Chief Executive Officer
(Principal Executive Officer) and Director

March 31, 2003

CERTIFICATION

I, David S. Graziosi, certify that:

1. I have reviewed this annual report on Form 10-K of The General Chemical Group Inc. ("Registrant");

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of Registrant as of, and for, the periods presented in this annual report;

4. Registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for Registrant and have:

   a) designed such disclosure controls and procedures to ensure that material information relating to Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b) evaluated the effectiveness of Registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

   c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation of the Evaluation Date;

5. Registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to Registrant's auditors and the audit committee of Registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies in the design or operation of internal controls which could adversely affect Registrant's ability to record, process, summarize and report financial data and have identified for Registrant's auditors any material weaknesses in internal controls; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in Registrant's internal controls; and

6. Registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

/s/ DAVID S. GRAZIOSI
David S. Graziosi
Vice President and Chief Financial Officer

March 31, 2003

DIRECTORS

Philip E. Beekman
President, Owl Hollow Enterprises

John M. Kehoe, Jr.
President and Chief Executive Officer,
The General Chemical Group

Gerald J. Lewis
Chairman, Lawsuit Resolution Services

Paul M. Meister
Vice Chairman of the Board,
The General Chemical Group

Paul M. Montrone
Chairman of the Board,
The General Chemical Group

Joseph M. Volpe
General Manager, The Metropolitan Opera

OFFICERS

John M. Kehoe, Jr.
President and Chief Executive Officer

DeLyle W. Bloomquist
Vice President and Chief Operating Officer

David S. Graziosi
Vice President and Chief Financial Officer

John D. Sanford
Executive Vice President, Finance and Administration

Todd M. DuChene
Secretary

CORPORATE INFORMATION

Headquarters
The General Chemical Group Inc.
Liberty Lane
Hampton, NH 03842
603-929-2606
www.genchem.com

Transfer Agent and Registrar
Inquiries concerning transfer requirements, stockholdings, dividend checks, duplicate mailings and change of address should be directed to:
Mellon Investor Services LLC
85 Challenger Road
Ridgefield Park, NJ 07660
800-756-3353
www.melloninvestor.com

Stock Listing
The General Chemical Group is listed on the Over the Counter (OTC) Bulletin Board under the symbol: GNMP.

Requests for Reports
The General Chemical Group annual report on Form 10-K and quarterly reports on Form 10-Q, as filed with the U.S. Securities and Exchange Commission, may be obtained without charge by written request to the Corporate Secretary at the headquarters address. These reports are also available on the Internet at www.genchem.com and www.sec.gov (search the EDGAR Archives for "General Chemical Group").

Investor Relations
Investors and analysts are requested to direct their inquiries to:
Director of Investor Relations
The General Chemical Group Inc.
Liberty Lane
Hampton, NH 03842
603-929-2606




The General Chemical Group Inc.

THE GENERAL CHEMICAL GROUP INC. • LIBERTY LANE • HAMPTON, NEW HAMPSHIRE 03842